SEC MAIL PROCESSING
RECEIVED
DEC 05 2002
WASH. D.C. 161 SECTION

02060973

TGN

TRANSPORTADORA DE GAS DEL NORTE S.A.

December 3, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

SUPPL

Re.: *Transportadora de Gas del Norte S.A.*
File N° 82-3845

Ladies and Gentlemen:

Attached please find the quarter financial statements of Transportadora de Gas del Norte S.A. as of September 30, 2002 prepared in accordance with the General Resolution N° 368/01 of the Comisión Nacional de Valores (the Argentine National Securities Commission, the "CNV"), which financial statements have recently been filed with the CNV and the Buenos Aires Stock Exchange.

This information is furnished pursuant to Rule 12g3-2(b)(1)(i) under the Securities and Exchange Act of 1934.

Sincerely yours,

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Marcelo Brichetto
Legal Counsel

Encl.

I/corresp/gral/sec

File N° 82-3845

TRANSPORTADORA DE GAS DEL NORTE S.A.

Financial Statements at September 30, 2002 and 2001

Don Bosco 3672- C1206ABF - Buenos Aires - Argentina - Teléfonos: (54-11) 4959-2000

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2002 AND 2001

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2002 AND 2001

CONTENTS

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

In compliance with the terms of National Securities Commission (CNV - Comisión Nacional de Valores) General Resolution No. 368/01 and its modifications, below is an analysis of the results of the operations of Transportadora de Gas del Norte S.A. ("TGN" or "the Company") and its financial situation, which should be read together with the accompanying financial statements.

I) ANALYSIS OF RESULTS AND FINANCIAL SITUATION

Results for the nine-month period ended September 30, 2002. Effects of inflation

The net result for the nine-month period ended September 30, 2002 was a loss of $ 160.9 million which, compared to the net income for $ 48.5 recorded in the same period of the previous year, implied a reduction of $ 209.4 million.

The final result for this period was significantly affected by the recognition of the overall effects of inflation, as established by Decree No. 1269/02 and General Resolution No. 415/02 of the CNV. Those regulations reestablish the obligation to present financial statements in constant currency as required by current professional standards, applying the Wholesale Price Index published by the INDEC for restatement into uniform currency as from January 1st, 2002.

The most significant changes were recorded in the following captions:

i) lower net revenues amounting to $ 38.2 million ii) higher operating, administrative and selling expenses for $ 28.5 million iii) higher financial and holding costs including the result of exposure to inflation for $ 20[illegible].7 million, iv) a decrease in other expenses for $ 29.2 million, v) an increase in the income from investments in subsidiaries for $ 0.9 million and vi) lower income tax charge amounting to $ 33.9 million.

The next paragraphs show the variation in critical results for TGN in constant currency as of September 30, 2002. Certain economic and financial ratios related to the Company's net equity are also included.

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

I) ANALYSIS OF RESULTS AND FINANCIAL SITUATION (Contd.)

Results for the period ended September 30, 2002 (Contd.)

- *Results*

(In $ million – in constant currency as of September 30, 2002)

	Nine- month periods ended 09.30.		
	2002	2001	Variation $
Income from revenues			
Gross revenues			
Gas transportation	397.8	427.5	(29.7)
Allowance for doubtful accounts in foreign currencies	(16.3)	-	(16.3)
Turnover tax	(11.3)	(12.9)	1.6
Benefit on social security contributions Decree N° 292-1520-814	(1.8)	(4.2)	2.4
Subtotal gas transportation	368.4	410.4	(42.0)
Operation and maintenance service	14.8	9.6	5.2
Allowance for doubtful accounts in foreign currencies	(1.2)	-	(1.2)
Turnover tax	(0.5)	(0.3)	(0.2)
Subtotal operation and maintenance service	13.1	9.3	3.8
Net revenues	381.5	419.7	(38.2)
Operating costs			
Operating and maintenance costs	(71.6)	(78.2)	6.6
Fixed assets depreciation	(86.7)	(67.7)	(19.0)
Intangible assets amortization	(4.1)	(4.0)	(0.1)
Subtotal	**(162.4)**	**(149.9)**	**(12.5)**
Gross profit	**219.1**	**269.8**	**(50.7)**
Administrative and selling expenses	(53.9)	(37.9)	(16.0)
Operating income	**165.2**	**231.9**	**(66.7)**
Income from investment in subsidiaries	1.2	0.3	0.9
Other net expenses	(10.3)	(39.5)	29.2
Financial and holding results including the result of exposure to inflation	(317.0)	(110.3)	(206.7)
Net (loss) income before income tax	(160.9)	82.4	(243.3)
Income tax	-	(33.9)	33.9
Net (loss) income for the period	(160.9)	48.5	(209.4)

- *Economic and financial ratios*

	Nine-month periods ended 09.30.	
	2002	2001
Total Assets ($ million)	3,510.6	2,848.7
Total Liabilities ($ million)	2,254.8	1,443.6
Shareholders' equity ($ million)	1,255.8	1,405.1
Shareholders' equity / Total liabilities	0.56	0.97
Net (loss) income for the period ($ million)	(160.9)	48.5
Income before financial and holding results, depreciation, amortization and income tax ($ million)	257.3	272.8
Book value ($/share)	3.6	4.0
(Loss) Income per common share ($/share) for the period	(0.458)	0.138

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

I) ANALYSIS OF RESULTS AND FINANCIAL SITUATION (Contd.)

Results for the period ended September 30, 2002 (Contd.)

- *Income from revenues*

The following table summarizes income from net revenues by type of service for the nine-month periods ended September 30, 2001 and 2002:

(In $ million – in constant currency as of September 30, 2002)

	Nine-month periods ended 09.30.			
Type of service	*2002*	*%*	*2001*	*%*
Gas transportation service	*368.4*	*96.6*	*410.4*	*97.8*
Gas pipeline operation and maintenance service	*13.1*	*3.4*	*9.3*	*2.2*
Total net revenues	*381.5*	*100.0*	*419.7*	*100.0*

Gas transportation service

The natural gas transportation business accounted for net revenues amounting to $ 368.4 million in the nine-month period ended September 30, 2002, which compared to $ 410.4 million for the same period of 2001 implied a reduction of $ 42.0 million.

That net decrease is due to a combination of:

i. an increase of $ 116.5 million net of the effects of inflation due to the accrual of revenues for export. Those sales are invoiced in dollars as established by Decree No. 689/02 published on May 2, 2002. The rates of exchange used for billing have increased, especially in the first half of the period;

ii. a decrease of $ 234.2 million exclusively generated by the restatement of revenues for the nine-month period ended on September 30, 2001;

iii. an increase of $ 88.0 million in the restatement of revenues to the local market for the current period;

iv. the setting up in the period 2002 of a provision on billing in foreign currency mentioned in i) as collection in dollars or in an equivalent amount in legal tender is uncertain. A provision of $ 16.3 million has been set up to carry them at the exchange rate of US$1 = $1;

v. a decrease of $ 2.4 million in the bonus billed to customers as a result of Decrees Nos. 292,1520 and 814 of the National Executive Branch, of which $ 2.3 million represent the restatement of the bonuses in the comparative period; and

vi. a decrease of $ 1.6 million in the accrual of turnover tax, accompanying the evolution of trade receivables during the period

As of September 30, 2002 the Company's transportation capacity was 53.3 MMm3/d, a growth of 0.7% compared to the capacity existing at the same date in the previous year, of which 22.0 MMm3/d corresponded to the Norte gas pipeline and the remaining 31.3 MMm3/d to the Centro Oeste gas pipeline.

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

I) ANALYSIS OF RESULTS AND FINANCIAL SITUATION (Contd.)

Gas transportation service (Contd.)

During the current period, TGN signed a new Firm Transportation Service contract with Metrogas Chile S.A., with effect as from May 1, 2002. This contract involving the Centro Oeste gas pipeline implies TGN's commitment to place 300 Mm3/d capacity at the disposal of the client at the La Mora delivery point. This operation does not require further investments.

In addition, the firm transportation service contract with Camuzzi Gas Pampeana S.A. involving 250 Mm3/d for the coastal region was renewed. The original expiry was July 1st, 2002.

Commercial perspectives for the future

Since the start of operations, TGN has made significant investments to increase its transportation capacity and supply an increasing demand, within the framework of a growing industry that had been developing on the basis of clear rules of business.

The passing of Law No. 25561 on Economic Emergency and Exchange System Reform put an end to the convertibility regime which established an exchange rate in Argentina of $ 1 per US$ 1 since 1991 and implied the conversion into pesos of utility rates and their subsequent freezing (even in those cases originally fixed in U.S. dollars, such as gas transportation and distribution). These measures, together with the sharp devaluation of the Argentine currency and the lack of lines of credit for corporations, has deteriorated the economic and financial situation of TGN, substantially conditioning the outlook of its business.

Although it will be very difficult to return to growth until the economic and financial conditions which enabled such growth have been recovered, the Company will continue to seek growth opportunities by structuring viable projects, especially those which enable it to increase exports.

Gas pipeline operation an maintenance service

The providing of third party gas pipeline operation and maintenance services generated net income for $ 13.1 million, which compared to $ 9.3 million in the same period of the previous year shows an increase of $ 3.8 million.

The total increase is made up of:

i. an increase of $ 5.2 million, net of the effects of inflation, generated by the recognition of sales in U.S. dollars at progressively increasing rates of exchange, especially during the first six-month period, compared to the US$ 1 = $ 1 exchange rate used in the comparative period;
ii. a decrease of $ 1.2 million due to computation of a provision on sales invoiced in dollars, collection of which in that currency or in the equivalent amount in legal tender is uncertain, and
iii. the recording of higher turnover tax for $ 0.2 million, accompanying the evolution of accrued revenues.

As from January 30, 2002 TGN assumed responsibility for the five-year term operation and maintenance of the Gasoducto del Pacífico, which has a length of 644 km. The 299 km in Argentine territory will be the responsibility of TGN, while the 345 km. in Chilean territory will be operated and maintained by the Chilean subsidiary, Comgas Andina S.A.

This new contract is added to those currently in effect entered into in previous years with the Norandino, Entrerriano, Petrouruguay gas pipelines, the gas pipelines to Paso de los Libres owned by TGM, and the Paso de los Libres-Uruguayana gas pipeline owned by TSB.

SUMMARY OF ACTIVITIES FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

I) ANALYSIS OF RESULTS AND FINANCIAL SITUATION (Contd.)

Gas pipeline operation an maintenance service (Contd.)

On June 13, 2002, ENARGAS issued a note authorizing GasAndes to operate and maintain the GasAndes gas pipeline through its technical operator TotalFinaElf. TGN and GasAndes are transferring the respective assets; once this process has been concluded, GasAndes will be responsible for the operation and maintenance of the gas pipeline.

- *Tariffs*

As mentioned in previous points, Law No. 25561 on Economic Emergency and Exchange System Reform converted to pesos and froze utility tariffs, including those corresponding to natural gas transportation and distribution. Consequently, the current tariffs are those in effect in the first half of 2000 (Note 1.3. b) to the accompanying financial statements).

The above situation resulted in the interruption of the five-year review of tariffs based on which the rates applicable for the 2003-2007 period were to be determined, as established by Resolution No. 38/2002 of the Ministry of Economy.

Under Section 46 of Law No. 24076 the Company requested a tariff adjustment from the ENARGAS on the grounds of objective and justified circumstances. The ENARGAS called a public hearing to be held on November 18, 2002 following issuance of Resolution No. 476 by the Ministry of Economy authorizing that hearing.

- *Operating costs*

The following table summarizes the evolution of the main operating cost components and an analysis of variations:

(In $ million – in constant currency as of September 30, 2002)

	Nine-month periods ended 09.30.			
	2002	%	2001	%
Fixed assets depreciation	86.7	53.4	67.7	45.2
Personnel costs	17.0	10.5	27.0	18.0
Maintenance and repair of fixed assets	22.3	13.7	20.8	13.8
Fees for technical services	2.6	1.6	3.3	2.2
Sundry materials	9.2	5.7	6.3	4.2
Communication, freight and transportation of staff and travel and agency expenses	4.3	2.6	6.0	4.0
Excess gas use and basins exchange	0.3	0.2	0.4	0.3
Intangible assets amortization	4.1	2.5	4.0	2.7
Foreign staff residence	2.6	1.6	2.0	1.3
Easements	1.9	1.2	3.3	2.2
Insurance	9.0	5.5	3.7	2.5
Fees for professional services	0.5	0.3	2.2	1.5
Rentals and office supplies	1.3	0.8	2.0	1.3
Taxes, rates and contributions	0.3	0.2	0.6	0.4
Others	0.3	0.2	0.6	0.4
Total	162.4	100.0	149.9	100.0
% of Operating costs on net revenues	42.6%		35.7%	

SUMMARY OF ACTIVITIES FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

I) *ANALYSIS OF RESULTS AND FINANCIAL SITUATION (Contd.)*

- ***Operating costs (Contd.)***

Operating costs amounted to $ 162.4 million in the nine-month period ended on September 30, 2002, recording a net increase of $ 12.5 million compared to $ 149.9 million for same period of the previous year as a result of the following variations:

i. an increase of $ 19.0 million in *Fixed assets depreciation,* calculated at the rates described in Exhibit A to the financial statements on the original value of those assets restated through September 30, 2002. The most significant portion of the increase is represented by $ 18.2 million corresponding to the capitalized exchange difference, not yet absorbed by the adjustment for inflation of fixed assets (Note 2.2.d);

ii. an increase of $ 5.3 million in the cost of *Insurance* taken out by the Company on the items making up the gas transportation system directly associated with the accrual of the respective policies in their currency of origin, the U.S. dollar, at exchange rates that increased gradually in the first six-month period;

iii. an increase of $ 2.9 million in *Sundry material*, generated by consumption of materials at an average price exceeding that for the comparative period, and the use of certain imported spares to repair pipelines and for scheduled maintenance tasks;

iv. a decrease net of the effects of inflation of $ 10.0 million in *Personnel Costs* as a result of the restatement between the current period and the comparative period;

v. a net increase of $ 1.5 million in *Fixed assets maintenance and repair,* due to greater costs for $ 8.3 million assigned to scheduled maintenance tasks, including the repair of the Northern Gas Pipeline near the Lumbreras plant, partially offset by a decrease of $ 3.3 million a result of the completion in the first half of 2002 of work commenced in 2001 related to removal of constructions and sundry integrity work, repair of faults, analysis of corrosion, adjustment of measurement points, etc, as well as the completion of tasks related to the passage of a scraper to detect corrosion in certain gas pipeline sections.
In addition, a decrease in real terms (net of the effects of inflation) amounting to $ 1.6 million was recorded in gas compression costs with respect to the previous period, and of $ 1.9 million in the cost of general building and facilities maintenance services;

vi. a decrease of $ 1.7 million in *Fees for professional services* as a result of the completion of technical studies carried out in 2001 and the effect of the restatement of costs in the comparative period;

vii. a reduction of $ 1.4 million in *Easements* exclusively caused by restatement of the cost for fiscal year 2001;

viii. a decrease of $ 0.7 million in *Fees for technical services,* exclusively caused by the restatement of the cost for fiscal year 2001;

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

I) *ANALYSIS OF RESULTS AND FINANCIAL SITUATION (Contd.)*

- ***Administrative and selling expenses***

The following table summarizes the changes in the main components of administrative and selling expenses, and an analysis of variations:

(In $ million – in constant currency as of September 30, 2002)

	Nine-month periods ended 09.30.			
	2002	%	2001	%
Personnel costs	8.8	16.3	14.2	37.5
Fixed assets depreciation	9.6	17.8	7.5	19.8
Fees for professional services	2.2	4.1	2.9	7.7
Taxes, rates and contributions	2.2	4.1	5.1	13.4
Communications, freight and transportation of staff and travel, and agency expenses	0.9	1.7	1.3	3.4
Maintenance and repair of fixed assets	0.8	1.5	2.1	5.5
Rentals and office supplies	0.8	1.4	1.5	4.0
Intangible assets amortization	0.9	1.7	0.9	2.4
Doubtful accounts	1.9	3.5	0.2	0.5
Lawsuits	25.1	46.6	0.4	1.1
Others	0.7	1.3	1.8	4.7
Total	53.9	100.0	37.9	100.0
% of Administrative and selling expenses on net revenues	14.1%		9.0%	

Administrative and selling expenses amounted to $ 53.9 million in the nine-month period ended on September 30, 2002 compared to $ 37.9 million in the same period of the previous year, representing an increase of $ 16.0 million.

The main changes observed in the two periods were as follows:

i. an increase of $ 24.7 million in *Lawsuits* due to the Company's revaluation of claims in progress (Note 7);

ii. an increase of $ 1.7 million in *Doubtful accounts*, to make an allowance to cover doubtful accounts receivable;

iii. the changes in the remaining captions making up administrative and selling expenses are exclusively generated by the effect of restatement in the first nine months of 2002 compared to 2001.

- ***Other net expenses***

(In $ million – in constant currency as of September 30, 2002)

	Nine-month periods ended 09.30.	
	2002	2001
Reversion of PPI tariff adjustment to be invoiced-fiscal year 2000-	-	(24.0)
Fixed assets written off	(4.6)	(10.8)
Recovery of contingencies	1.1	3.4
Personnel indemnities	(0.3)	(2.1)
Obsolescence of materials and spare parts	(10.2)	(2.9)
Other	3.7	(3.1)
Total	(10.3)	(39.5)

I) ANALYSIS OF RESULTS AND FINANCIAL SITUATION (Contd.)

- ***Other net expenses (Contd.)***

The most significant differences between the two economic periods correspond to:

i. *Reversion of PPI tariff adjustment to be invoiced - fiscal year 2000*: a loss of $ 24.0 million was recorded in the financial statements at September 30, 2001, corresponding to income recognized in fiscal 2000 as described in Note 1.3.b) to the financial statements;

ii. *Obsolescence of material and spares parts,* which recorded additional charges amounting to $ 10.2 million and $ 2.9 million in the nine-month periods ended on September 30, 2002 and 2001, respectively, due to the recording of the cost of scrap and obsolete material deleted from stock;

iii. *Personnel indemnities*, which recorded a decrease of $ 1.8 million since in the previous period the Company's headcount had been adjusted to levels compatible with the completion of the intensive investment activities program; and

iv. *Recovery of contingencies:* income for $ 1.1 million was recorded in the current period added to $ 3.4 million for the previous period, as a result of the payment of insurance claims to the Company corresponding to pipelines damaged in fiscal 2000.

- ***Financial and holding results and result of exposure to inflation***

The following table shows the breakdown of *Financial and holding results* including the result of exposure to inflation for the nine-month periods ended on September 30, 2002 and 2001. The most significant variations are also explained

(In $ million – in constant currency as of September 30, 2002)

	Nine-month periods ended 09.30.	
	2002	*2001*
Interests, restatements and exchange differences generated by liabilities	*(279.6)*	*(98.0)*
Interest capitalized in fixed assets investments	*0.2*	*1.6*
Bank commissions and expenses	*(3.2)*	*(3.9)*
Reimbursement Agreement Fee	*(2.7)*	*(1.6)*
Intangible asset amortization – Global Program of Negotiable Corporate Bonds	*(3.1)*	*(3.2)*
Tax on financial debt interest	*(0.9)*	*(4.7)*
Tax on bank transactions	*(4.6)*	*(1.8)*
Subtotal	***(293.9)***	***(111.6)***
Interests, commissions, expenses and exchange differences generated by assets	*(1.5)*	*1.3*
Holding results	*(9.3)*	*-*
Subtotal	***(10.8)***	***1.3***
Result for exposure to inflation	*(12.3)*	*-*
Total	***(317.0)***	***(110.3)***

i. *Interests on restatements and exchange differences generated by liabilities* accrued $ 279.6 million during the period computed on the basis of the interest rate net of the effects of inflation. As the Company has not made principal payments in fiscal 2002, except as mentioned in Note 5 to the financial statements at September 30, 2002, principal subject to interest in this period did not differ significantly from that for the previous year, generating similar interest expense. In fiscal 2002, interest was accrued in the original currency, the U.S. dollar, at progressively increasing rates, mainly in the first half of the year, while in the comparative period, interest had been accrued at the exchange rate of US$ 1 = $ 1. The rest of the increase, corresponded to the impact of the devaluation on foreign currency liabilities headings (Exhibit G). The most significant effects of the devaluation on Company liabilities were treated in accordance with Resolution MD No. 3

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

I) ANALYSIS OF RESULTS AND FINANCIAL SITUATION (Contd.)

- ***Financial and holding results and result of exposure to inflation (Contd.)***

of the Professional Council in Economic Sciences of the City of Buenos Aires, which established the capitalization of exchange differences generated by foreign currency liabilities existing at January 6, 2002, which financed the acquisition, production or construction of fixed assets. Total exchange differences capitalized on fixed assets, net of the effects of inflation, amounted to $ 679.0 million (Note 2.2.d and Exhibit A to the financial statements);

ii. a decrease of $ 3.8 million in *Tax on financial debt interest* as a result of the gradual decrease in the tax rate from 15% to 2%, applicable in the first half of 2001 and 2002, respectively, and its subsequent elimination;

iii. an increase of $ 2.8 million in *Tax on bank transactions and credits* as a result of the application of Law No. 25413, in effect since April 2001; and

iv. the recording of a loss of $ 12.3 million as *Result of exposure to inflation* resulting from Company's net monetary position.

- ***Contingencies and legal issues***

  - *Accident at Las Mesitas (Note 7.7.)*

Through Resolution 479 issued by the Ministry of Economy on October 8, 2002 ten fines were confirmed for an accumulated amount of $ 5 million. The Company will appeal that resolution before a court

- ***Distribution of profits***

The Shareholders' Meeting held on April 8, 2002 decided to distribute the net profits for the year ended on December 31, 2001 as follows (amounts stated in constant currency of September 30, 2002):

a) $ 3,006,066 to the Legal Reserve,
b) transfer of $ 57,115,252 to Unappropriated retained earnings, and
c) Not to declare payment of dividends.

II) COMPARATIVE SUMMARY BALANCE SHEET FOR NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002, 2001, 2000, 1999 AND 1998

(In thousands of $ – in constant currency as of September 30, 2002)

	Nine-month periods ended 09.30.				
	2002	*2001*	*2000*	*1999*	*1998*
Current assets	237,404	118,658	116,738	87,297	118,807
Non-current assets	3,273,239	2,730,059	2,779,194	2,449,328	2,308,813
Total	**3,510,643**	**2,848,717**	**2,895,932**	**2,536,625**	**2,427,620**
Current liabilities	610,393	355,961	445,415	323,200	240,186
Non-current liabilities	1,644,449	1,087,687	1,045,537	871,674	975,578
Subtotal	2,254,842	1,443,648	1,490,952	1,194,874	1,215,764
Shareholders' equity	1,255,801	1,405,069	1,404,980	1,341,751	1,211,856
Total	**3,510,643**	**2,848,717**	**2,895,932**	**2,536,625**	**2,427,620**

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

III) COMPARATIVE SUMMARY INCOME STATEMENT FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002, 2001, 2000, 1999 AND 1998

(In thousands of $ – in constant currency as of September 30, 2002)

	Nine-month periods ended 09.30.				
	2002	*2001*	*2000*	*1999*	*1998*
Operating income	*165,173*	*231,846*	*210,167*	*225,095*	*196,103*
Financial results	*(316,963)*	*(110,289)*	*(95,131)*	*(80,167)*	*(57,373)*
Income from investment in subsidiaries	*1,202*	*342*	*197*	*-*	*-*
Other net expenses	*(10,329)*	*(39,544)*	*(3,977)*	*(6,289)*	*(1,106)*
Net result before income tax	*(160,917)*	*82,355*	*111,256*	*138,639*	*137,624*
Income tax	*-*	*(33,884)*	*(33,401)*	*(45,346)*	*(42,249)*
Net result for the period	*(160,917)*	*48,471*	*77,855*	*93,293*	*95,375*

IV) COMPARATIVE STATISTICAL DATA FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002, 2001, 2000, 1999 AND 1998

Volume dispatched in millions of cubic meters:

According to means of transport

	Nine-month periods ended 09.30.				
	2002	*2001*	*2000*	*1999*	*1998*
Firm	*11,056*	*10,796*	*10,327*	*9,724*	*8,726*
Interruptible and exchange and displacement	*661*	*315*	*535*	*576*	*364*
Total	*11,717*	*11,111*	*10,862*	*10,300*	*9,090*

IV) COMPARATIVE STATISTICAL DATA FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002, 2001, 2000, 1999 AND 1998 (Contd.)

According to source

	Nine-month periods ended 09.30.				
	2002	*2001*	*2000*	*1999*	*1998*
Norte Gas pipeline	*4,840*	*4,730*	*4,256*	*4,002*	*4,177*
Centro-Oeste Gas pipeline	*6,877*	*6,381*	*6,606*	*6,298*	*4,913*
Total	*11,717*	*11,111*	*10,862*	*10,300*	*9,090*

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

V) COMPARATIVE RATIOS AS OF SEPTEMBER 30, 2002, 2001, 2000, 1999 AND 1998

	Nine-month periods ended 09.30.				
	2002	*2001*	*2000*	*1999*	*1998*
Current liquidity	*0.39*	*0.33*	*0.27*	*0.27*	*0.49*
Liabilities/Equity	*1.80*	*1.02*	*1.06*	*0.89*	*1.00*

Buenos Aires, November 18, 2002

THE BOARD

Jorge Valdez Rojas
President

The independent auditors' report (limited review) dated November 18, 2002 is issued as a separate document.

PRICEWATERHOUSECOOPERS

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT
(Limited Review)

To the President and Directors of
Transportadora de Gas del Norte S.A.

1. Identification of the financial statements subject to review

We have carried out a limited review of the balance sheets of Transportadora de Gas del Norte S.A. as of September 30, 2002 and 2001, and the related statements of income, of changes in shareholders' equity and of cash flows with Notes 1 to 8 and Exhibits A, B, C, D, E, G, H and I for the nine-month periods then ended.

These financial statements are the responsibility of the Company's Board of Directors in exercising their exclusive functions. Our responsibility is to issue a report on such financial statements based on our limited review.

2. Scope of our work

Our reviews were limited to the application of the procedures established by auditing standards in effect in Argentina for interim financial statements established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and, therefore, they did not include all the procedures considered necessary to issue an opinion on the Company's financial position, the results of operations, the changes in the shareholders' equity and its cash flows.

3. Comments prior to our opinion

As mentioned in Note 1 to the financial statements, the events occurred during the first nine months of the year related to changes in the economic context and the legal and contractual conditions under which the Company operates have had a significant adverse effect on the Company's financial position and results. The impacts generated by all these measures adopted as of today by the Argentine Government on the financial statements of the Company as of September 30, 2002 were calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements, which could differ from actual results, and those differences could be significant. Furthermore, changes in current regulations and laws may imply that future results could differ from the evaluations and estimates made at the date of preparation of the financial statements, and those differences, positive or negative, could be significant. In addition, as the Law on Public Emergency and Exchange System

Price Waterhouse & Co.
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires - Argentina
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9
www.pwcglobal.com

Deloitte & Co. S.R.L.
Florida 234, Piso 5º
C1005AAF Ciudad de Buenos Aires - Argentina
Tel.: (54-11) 4320-2700 / 4326-4046
Fax: (54-11) 4325-8081 / 4326-7340
www.deloitte.com.ar

Reform authorizes the Executive Branch to renegotiate tariffs and that, at the date of issue of this report, the result of that renegotiation is unknown, there is uncertainty as to the generation of future cash flows enabling settlement of liabilities, recovery of non-current assets and maintaining the Company as a going concern. Therefore, these financial statements may not include all adjustments or reclassifications that could result from these adverse conditions. Moreover, at this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of the Company. Consequently, the Company's financial statements must be read in the light of these uncertain circumstances.

As of September 30, 2002, the Company holds financial debts in US dollars for a total amount of US$ 562,833,670 (of which US$ 123,250,486 were recognized as current and US$ 439,583,184 as non-current).

The Company does not consider as a debt in foreign currency the balance of US$ 203,240,849 it holds with the International Finance Corporation ("IFC") by virtue of the subscription of various series of Ordinary Negotiable Obligations or Negotiable Obligations Convertible for Shares under the Global Program for a total amount of US$ 255 million made by that multilateral agency in 1996. As mentioned in Note 5 to the financial statements, the Company argues that according to the contract executed with the IFC, that debt is subject to Argentine legislation and, for that reason, such debt originally stated in US dollars is to be converted into pesos under the provisions of Decree No. 214/02. However, the IFC considers that the mentioned decree should not apply due to the immunities and privileges provided for in its Incorporation Agreement, to which Argentina adhered through Law No. 14842. In view of this, and because of the uncertainty resolution that situation generates, the Company has decided, adopting a prudent criterion, to disclose this loan converted into pesos and record a provision for changes in the rate of exchange, so as to value the Financial debt caption as if that debt had been maintained in foreign currency, without this implies a waiver to Company's rights.

In addition, as mentioned in Note 5, the Company's Board of Directors decided to suspend payments of principal and interest on its financial debt as a result of the macroeconomic situation in Argentina. Furthermore, the Company failed to comply with some covenants in relation to certain financial liabilities. In connection with those financial loans, at the date of issue of this report, the Company has failed to pay principal amounting to US$ 38,891,025 and to $ 68,819,440 and interest for US$ 7,173,698, which include the obligations with the IFC the Company would have had to pay should the terms and conditions originally agreed have been maintained. Therefore, creditors may claim for accelerated collection of them, in which case those financial liabilities should be reclassified as current debt.

As mentioned in Note 2.1. and as established by MD Resolution 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires and Resolution No. 415 of the National Securities Commission, the financial statements reflect the effects of inflation in Argentina as from January 1st, 2002. The September 30, 2001 amounts shown for comparative purposes have been restated into constant currency of September 30, 2002. In accordance with MD Resolution 3/2002 mentioned above and Resolution No. 398 of the National Securities Commission, and as mentioned in Note 2.2.d), during the nine-month period ended September 30, 2002 the Company capitalized certain negative exchange differences (net of the effects of inflation and depreciation and including the provision for changes in the rate of exchange) related to financing of fixed assets for $ 660,856,564. Those capitalized exchange differences should be absorbed by future adjustments for inflation to be made by the Company.

4. Independent auditors´report

Based on the work done as mentioned in point 2. of this report and on our examination of the financial statements of the Company for the years ended on December 31, 2001 and 2000, on which we issued our report dated March 5, 2002, including a qualification related to the effects on the financial statements that could be derived from the uncertainties described in point 3 of that report, we are in a position to report that:

a) all facts and circumstances of which we have become aware are reflected in the statements indicated in point 1.; and

b) we have no observations to make on the financial statements, other than those mentioned in point 3.

5. Special information required by current regulations (for the nine-month period ended on September 30, 2002)

a) The amounts in the financial statements arise from the Company's official accounting records which, in our opinion, have been carried in conformity with applicable regulations in Argentina.

b) The financial statements have been transcribed to the Inventory and Balance Sheet book.

c) The financial statements mentioned in point 1. of this report are disclosed in conformity with Law No. 19550 and General Resolution No. 368/01 and complementary of the National Securities Commission.

d) As part of our review, we have reviewed the Summary of Activity required by General Resolution No. 368/01 and complementary, as required by the National Securities Commission, on which, as regards those matters that fall within our competence, we have no comments to make.

e) As of September 30, 2002 the debt accrued in favor of the Integrated Retirement and Survivors' Benefit System according to the accounting records amounted to $ 528,741.25, none of which was claimable at that date.

The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions other than Argentina, where those financial statements are to be used.

Buenos Aires, November 18, 2002

DELOITTE & Co. S.R.L.
(Partner)
Dr. Miguel García Haymes

PRICE WATERHOUSE & CO.
(Partner)
Dr. Ruben O. Vega

TRANSPORTADORA DE GAS DEL NORTE S.A.

BALANCE SHEETS as of September 30, 2002 and 2001 (Note 2)
(Stated in constant currency)

	2002	2001
	$	
ASSETS		
CURRENT ASSETS		
Cash and banks	34,106,273	933,327
Investments (Exhibit D)	115,436,428	31,012,461
Accounts receivable - trade (Note 3.a))	67,209,731	61,856,426
Other receivables (Note 3.b)i))	9,883,319	14,089,449
Intangible assets (Exhibit B)	10,768,645	10,766,680
Total current assets	237,404,396	118,658,343
NON-CURRENT ASSETS		
Investments (Note 4 and Exhibits C and D)	6,297,059	5,143,285
Other receivables (Note 3.b)ii))	13,254,292	2,874,821
Intangible assets (Exhibit B)	24,858,789	35,776,218
Fixed assets (Exhibit A)	3,223,511,632	2,674,911,650
Other assets - Gas in pipelines	5,317,232	11,352,453
Total non-current assets	3,273,239,004	2,730,058,427
Total assets	**3,510,643,400**	**2,848,716,770**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note 3.c))	15,195,738	20,255,985
Financial debt (Note 5.i))	537,337,521	263,055,674
Social security	3,507,933	7,736,169
Taxes (Note 3.d))	12,902,811	17,546,281
Customers' advances	4,554,243	4,424,000
Other liabilities (Note 3.e)i))	5,466,066	36,657,034
Reserves (Note 7 and Exhibit E)	31,428,698	6,285,535
Total current liabilities	610,393,010	355,960,678
NON-CURRENT LIABILITIES		
Financial debt (Note 5.ii))	1,644,041,107	1,083,784,059
Customers' advances	-	2,250,582
Other liabilities (Note 3.e)ii))	407,580	1,652,782
Total non-current liabilities	1,644,448,687	1,087,687,423
Total liabilities	**2,254,841,697**	**1,443,648,101**
SHAREHOLDERS' EQUITY (as per respective statement)	**1,255,801,703**	**1,405,068,669**
Total	**3,510,643,400**	**2,848,716,770**

The accompanying Notes 1 to 8 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report (limited review) dated November 18, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF INCOME for the nine-month periods ended September 30, 2002 and 2001 (Note 2)
(Stated in constant currency)

	2002	2001
	$	
Net revenues (Note 3.f))	381,546,721	419,727,628
Operating costs (Exhibit H)	(162,452,312)	(149,977,100)
Gross profit	**219,094,409**	**269,750,528**
Selling expenses (Exhibit H)	(6,505,585)	(8,153,135)
Administrative expenses (Exhibit H)	(47,415,852)	(29,751,409)
Operating income	**165,172,972**	**231,845,984**
Income from investment in subsidiaries	1,201,773	341,867
Other net expenses (Note 3.g))	(10,328,821)	(39,543,853)
Financial and holding results including the result of exposure to inflation:		
Generated by assets (Note 3.h)-Exhibit H)	(81,560,701)	1,328,629
Generated by liabilities (Note 3.h)-Exhibit H)	(235,402,632)	(111,617,918)
Net (Loss) Income before tax	**(160,917,409)**	**82,354,709**
Income tax	-	(33,883,832)
Net (Loss) Income for the period	**(160,917,409)**	**48,470,877**

The accompanying Notes 1 to 8 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report (limited review) dated November 18, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY for the nine-month periods ended September 30, 2002 and 2001 (Note 2)
(Stated in constant currency)

Caption	Shareholders' contributions			Legal reserve	Voluntary reserve for future dividends	Unappropriated retained earnings	Total shareholders' equity 09.30.02	Total Shareholders' equity 09.30.01
	Capital stock	Adjustment to capital	Total					
				$				
Balances at the beginning of the year	351,499,185	511,760,543	863,259,728	43,506,921	126,423,428	383,529,035	1,416,719,112	1,376,723,791
Approved by the Shareholder's Ordinary Meeting held on March 29, 2001:	-	-	-	-	-	-	-	-
Personnel participation bonds	-	-	-	-	-	-	-	(217,999)
Approved by the Board of Directors' Meeting held on September 24; 2001: Cash dividends								(19,908,000)
Approved by the Shareholders' Ordinary Meeting held on April 8, 2002: Legal reserve	-	-	-	3,006,066	-	(3,006,066)	-	-
Net (Loss) income for the period	-	-	-	-	-	(160,917,409)	(160,917,409)	48,470,877
Balances as of September 30, 2002	**351,499,185**	**511,760,543**	**863,259,728**	**46,512,987**	**126,423,428**	**219,605,560**	**1,255,801,703**	**-**
Balances as of September 30, 2001	**351,499,185**	**511,760,543**	**863,259,728**	**43,506,921**	**126,423,427**	**371,878,593**	**-**	**1,405,068,669**

The accompanying Notes 1 to 8 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report (limited review) dated November 18, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF CASH FLOWS for the nine-month periods ended September 30, 2002 and 2001 (Note 2). (Stated in constant currency)

	2002	2001
	$	
CAUSES OF CHANGES IN FUNDS		
Changes in funds from operating activities		
Net (Loss) income for the period	(160,917,409)	48,470,877
Add: Items not requiring funds		
Fixed assets depreciation	96,294,893	75,272,626
Intangible assets amortization	4,969,630	4,860,627
Residual value of fixed assets written off	14,030,701	13,090,441
Consumption of spare parts	15,721,434	10,080,951
Setting up of reserves net of the effects of restatement	41,723,883	1,285,882
Restatement and provisions set up on financial debts net of the effects of restatement	941,294,967	97,843,974
Accrued bank commissions and expenses	3,201,862	3,870,201
Intangible asset amortization Global Program of Negotiable Corporate Bonds (Exhibit B)	3,137,224	3,214,385
Decrease in long – term investments	51,576	-
Holding results of other assets – Gas in pipelines	6,076,767	-
Accrued interest on customers' advances	267,259	62,721
Less: Items not providing funds		
Foreign exchange differences capitalized in fixed assets	(679,045,279)	-
Increase in investment in subsidiaries	(1,264,383)	(341,867)
Sub-total	285,543,125	257,710,818
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable-trade - net	(14,250,697)	29,844,357
Increase in other receivable s- net	(291,567)	(6,546,752)
Decrease in accounts payable - net	(19,612,958)	(32,458,594)
Decrease in social security - net	(4,320,218)	(519,811)
(Decrease) Increase in tax - net	(14,899,034)	11,494,163
Decrease in other liabilities - net	(12,771,247)	(3,526,766)
Decrease in settlement reserves - net	-	(27,039)
Funds provided by operating activities	**219,397,404**	**255,970,376**
Changes in funds from investment activities		
Acquisition of fixed assets	(22,880,160)	(65,456,252)
Funds used in investment activities	**(22,880,160)**	**(65,456,252)**
Carried forward	196,517,244	190,514,124

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF CASH FLOWS for the nine-month periods ended September 30, 2002 and 2001 (Note 2) (Contd.). (Stated in constant currency)

	2002	2001
	$	
CAUSES OF CHANGES IN FUNDS (Contd.)		
Brought forward	196,517,244	190,514,124
Changes in funds from financing activities		
Increase in new short - term financial debt	41,848,070	1,062,949,129
Increase in new long - term financial debt	-	22,120,000
Payment of short - term financial debt	(3,589,188)	(1,011,795,344)
Payment of long - term financial debt	(3,355,999)	(111,310,901)
Interest paid	(128,866,394)	(103,760,529)
Bank commissions and expenses paid	(3,596,350)	(3,643,051)
Increase in long-term investments	-	(4,411,122)
(Decrease) Increase in customers' advances	(2,524,113)	6,112,603
Increase in intangible assets	-	(390,818)
Cash dividends distribution	-	(19,908,000)
Collection of cash dividends from subsidiaries	62,610	-
Payment of personnel participation bond	-	(217,999)
Funds used in financing activities	**(100,021,364)**	**(164,256,032)**
Increase in funds	**96,495,880**	**26,258,092**
Funds at the beginning of the year	**53,046,821**	**5,687,696**
Funds at the end of the period	**149,542,701**	**31,945,788**

The accompanying Notes 1 to 8 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report (limited review) dated November 18, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK

1.1. Formation of the Company

Transportadora de Gas del Norte S.A. (the "Company" or "TGN") was incorporated on November 24, 1992 in connection with the privatization of gas transportation and distribution services in Argentina and creation of the companies, which ultimately received the licenses to operate those services.

TGN is the owner of a license (the "License") for the rendering of natural gas transportation services, whereby it is assigned the exclusive right to own and operate gas pipelines in the Northern and Central-Western regions of Argentina.

The Company's gas pipeline system is directly connected to the two principal gas producing basins in the Northern and Central-Western regions in Argentina, to the Northwestern and Neuquina basins and indirectly to gas fields located in Bolivia.

The transfer of assets from Gas del Estado Sociedad del Estado ("GdE") to TGN and commencement of operations took place on December 28, 1992, based on an agreement for the transfer of shares (the "Transfer Agreement") between the National Government, GdE and the investment company Gasinvest S.A. ("Gasinvest").

1.2. Argentine economic situation and its impact on the Company's economic and financial position

- Context

Argentina is immersed in an extremely serious and complex economic and social context. The end of the currency convertibility regime implemented in April 1991 took place in a context of traumatic institutional, political and social events, such as the sudden abandoning of office by a constitutional government, the succession of temporary and extremely short mandates, the declaration of default on external debt servicing and the issue of exceptional regulations affecting the entire Argentine community by substantially changing the terms of private contracts.

The Law on Public Emergency and Exchange System Reform and complementary regulations introduced changes to the legal framework under which this Company provides services. This situation, in addition to the substantial devaluation of the Argentine currency and the increasing inflation rates, have had a significant adverse effect on the Company's economic results and financial position.

The following items describe the main changes in applicable legislation:

As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on external debt servicing.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law No. 25561 (Law on Economic Emergency and Exchange System Reform) that involved profound important changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991.

After a brief period in which an official and a free exchange market coexisted, on February 3, 2002 the Executive Branch passed Decree No. 214 (Reorganization of the financial system, complemented by Decree No. 410) establishing the conversion into pesos of all obligations

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.2. Argentine economic situation and its impact on the Company's economic and financial position (Contd.)

- Context (Contd.)

to give sums of money denominated in U.S. dollars or other currencies existing as of January 6, 2002 at the rate of exchange of US$ 1 = $ 1.40 for deposits set up in the financial system and at the US$ 1 = $ 1 exchange rate for debts in the financial system; it also established that those deposits and debts would be adjusted by a Reference Stabilization Coefficient created on the basis of the Consumer Price Index, on which minimum deposit and loan rates to be set by the Argentine Central Bank ("BCRA") would be accrued. In accordance with Communication A 3507 of the BCRA, the annual rate applicable to financial debts converted to pesos as from February 4, 2002 is 8%.

Decree No. 214 dated February 3, 2002 also established that the obligations to pay sums denominated in dollars or other foreign currency not related to the financial system, whatever their origin or nature, existing at the date of passing of Law No. 25561 would be converted to pesos at the exchange rate of $ 1 to US$ 1, stating that if application of this provision were to lead to the resulting value of the item, good or service being higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. These decrees have been complemented by regulations issued by various controlling authorities.

On February 8, 2002 the Government issued Decree No. 260 (Exchange Regime) establishing a single free exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the BCRA.

Simultaneously the BCRA established a change control regime which requires prior approval of transfers of foreign exchange abroad corresponding to financial obligations (except for payment of interest on balances due from or guaranteed by multilateral entities) and sets restrictions on the purchase of foreign currency. The BCRA regulates the obligatory payment of foreign currency from foreign trade operations, except for certain specific cases which are expressly exempt.

- Impact on Transportadora de Gas del Norte S.A.

With regard to the Company's tariff calculation mechanism, without detriment to the original contract clauses detailed in Note 1.3., Law No. 25561 on Economic Emergency and Exchange System Reform established the obligatory conversion of tariffs into pesos at the exchange rate of US$ 1 = $ 1, their freezing in pesos as of that date and the suspension of the half-yearly adjustment based on the Producer Price Index (PPI). In addition, the Emergency Law authorized the National Executive Branch to renegotiate the contracts for public works and services taking into account (i) the impact of tariffs on the competitiveness of the economy and the distribution of income, (ii) the quality of the services and the investment plans contemplated in the contracts, (iii) users' interests and service accessibility

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.2. Argentine economic situation and its impact on the Company's economic and financial position (Contd.)

- Impact on Transportadora de Gas del Norte S.A. (Contd.)

(iv) the systems' security and (v) the profitability of companies. By Decree No. 293 the National Executive Branch delegated to the Ministry of Economy the mission to carry out the renegotiation process. In addition, as established by the mentioned decree, the Bicameral Follow-up Commission created by section 20 of Law No. 25561 must be permanently informed of the renegotiation procedure through a report informing the agreements reached.

On April 19, 2002, in compliance with the schedule established by Resolution No. 20/2002 of the Ministry of Economy and the Guide of Procedures applicable to TGN, the Company presented an estimate of the adverse effect caused by the emergency regulations to the Renegotiation Commission, as well as an explanation of the economic and financial situation and the mitigation of the mentioned impact.

Although Decree No. 293 and its regulatory decree, Resolution No. 20/02 of the Ministry of Economy established that the Renegotiation Commission would submit its recommendations to the National Executive Branch not later than June 28, 2002, that term was extended until December 2002 (with the possibility of being again extended for 60 additional days) under Decree No. 1839. Furthermore, the public hearings called in September to deal with emergency utilities tariff increases were suspended by a court order at the request of various user associations.

As a result, changes in the economic context and in the legal and contractual conditions under which the Company was operating, as well as the result of the renegotiation of contracts generate uncertainty as to the generation of future cash flows to settle liabilities and to recover non-current assets and to continue operating as a going concern.

The "move away from the dollar" and simultaneous freezing of tariffs, added to the devaluation of the peso and the subsequent evolution of the dollar quotation on the free exchange market affected the future cash flows since, although part of the expenses are denominated in pesos, almost the total financial debt of the Company has been incurred in dollars with foreign entities and, therefore, the above clause on conversion of balances due would not be applicable. This situation has a significant adverse effect on TGN's financial situation and results.

On May 2, 2002 Decree No. 689/2002 was published in the Official Gazette, establishing that as from January 6, 2002, the natural gas transportation service for exports carried out in the national territory via gas pipelines will not be subject to the provisions of Law No. 25561 or Decree No. 214.

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.2. Argentine economic situation and its impact on the Company's economic and financial position (Contd.)

- Immediate consequences for TGN

As a result of the financial imbalance generated by the mentioned measures, the Board of Directors has set the administration of its own resources as a goal in order to: i) maintain a secure and reliable public natural gas transportation service, as required by Gas Law No. 24076 and section 10 of Law No. 25561, ii) to preserve the going concern principle and iii) to ensure an equal treatment to all its financial creditors.

In line with these objectives, during the period the Company was forced to postpone payments of certain financial obligations amounting to $ 241.5 million (including principal, interests and commissions)-(Note 5 and Exhibit I).

If the Company does not obtain a waiver for its irregular debt, its financial loans could be considered as past due and creditors may claim for accelerated collection of them. In spite of this situation, the Company has classified those loans into current and non-current liabilities according to their original maturities based on a reasonable estimation of the outcome of the negotiations with its creditors.

The creditors of these obligations are being contacted to agree the conditions to avoid the execution of acceleration clauses, thus enabling the Company to start negotiations with the National Government to rebuild its capital flows and regularize its financial liabilities.

As a result of the above circumstances, the Company has failed to comply with certain covenants on certain financial liabilities.

The Company is analyzing its indebtedness structure, and expects to rebuild its economic equation to align it to its financial debt profile. Although Management understands that there are feasible alternatives, it is not possible to provide assurance of success upon implementation.

The impacts generated by all these measures adopted to date by the Government on the financial situation of the Company as of September 30, 2002 were calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements, assuming that the necessary agreements will be reached with the financial creditors to avoid the debt acceleration.

However, actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments and reclassifications that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company, or the outcome of the negotiation of tariffs with the National Government. Thus, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.3. Regulatory framework

a) General matters

The Gas Act and its regulations, together with the License, the Transfer Agreement, the Bid Document for the privatization of GdE (the "Pliego"), and the resolutions issued by ENARGAS, establish the legal framework for the Company's business.

The License was granted for an initial period of thirty-five years. However, both the Gas Act and the License establish that the Company will be able to apply to ENARGAS for a renewal for a further ten-year period. At that time, ENARGAS is required to evaluate the performance of TGN and submit a recommendation to the Government.

The Gas Act establishes that a tender should be called for the award of a new License and the Company will have the option of matching the best offer made to the Government by a third party.

After the License expires, the Company will be required to transfer the essential assets, free of all debt, charges or embargoes, to the Government or to whoever it may indicate, and the Company shall have the right to collection of an amount equal to the lower of:

i) The book value of essential assets calculated based on the price paid by Gasinvest for TGN's shares, plus the historical cost of investments made, calculated in U.S. dollars adjusted by the wholesale price index applicable to industrial assets in the USA ("U.S. PPI"), in both cases at values net of accumulated depreciation;

ii) the net result of the new tender, net of related costs and taxes paid.

b) Tariffs

- Contractual framework

The tariffs corresponding to the natural gas transportation service were established in the License and are regulated by ENARGAS.

The Gas Law establishes that the tariffs must cover reasonable operating costs, taxes and depreciation charges, while providing profit margins similar to those obtained from other activities subject to comparable or similar risks, being in proportion to the level of efficiency in providing of the services.

The initial tariffs were established by the National Government at the time of the privatization of GdE for a five-year term ended on December 31, 1997, subject to the following adjustments until expiration of the License:

i) half-yearly adjustments resulting from changes in PPI;

ii) adjustments derived from the five-yearly tariff review to be performed by ENARGAS affecting, as far as possible, the "X" efficiency and "K" investments factors, where "X" reduces the tariff as a counterpart of efficiency increases and "K" increases it to encourage unprofitable investments;

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.3. Regulatory framework (Contd.)

b) Tariffs (Contd.)

- *Contractual framework (Contd.)*

iii) non-recurring adjustments to reflect variations in the costs resulting from changes to tax regulations (except in the case of changes in income tax); and

iv) unscheduled adjustments as a result of other objective and justifiable causes at the discretion of ENARGAS.

During the course of the first five-year tariff review carried out in 1997, ENARGAS fixed the "X" value for TGN at 5.2%, which was fully applied for the 1998-2002 five-year term in the first half of 1998. In addition, ENARGAS authorized "K" factors based on investment projects proposed by TGN for a total of US$ 38.1 million for that five-year term, of which $ 72.5 million have been approved by ENARGAS (in constant currency).

In December 2000 ENARGAS started the second five-year review of tariffs applicable for the 2003-2007 period, which should have been concluded before September 30, 2002.

As already mentioned, Law No. 25561 on Public Emergency and Exchange System Reform has converted into pesos and frozen all utility rates, including those corresponding to gas natural transportation and distribution.

This situation has resulted in the suspension of the five-year Tariff Review process, based on which the new tariffs for the 2003-2007 five-year period were to be determined, as required by Resolution No. 38/2002 of the Ministry of Economy.

- *Suspension of adjustments using PPI*

On January 17, 2000, ENARGAS Resolution No. 1471 established the deferral for the second half of 2000 of the application of the tariff adjustment according to the PPI which was to be considered as from January 1st, 2000.

On July 17, 2000, TGN and the remaining licensees for natural gas network transportation and distribution signed a Minute of Agreement with the National Secretary of Energy -acting on behalf of the Ministry of Economy- and ENARGAS, whereby certain criteria were established to extend the deferral until June 30, 2002. This agreement was subsequently ratified by Decree No. 669 of the National Government dated August 4, 2000 and implemented through ENARGAS resolutions as of the same date that approved the tariffs for the second half of 2000. However, on August 18, 2000, a federal court on contentious and administrative matters established the precautionary suspension of Decree No. 669 at the request of the Ombudsman. The ordinary claim filed by the Ombudsman against the National Executive Branch and ENARGAS claims that the provisions of the Regulatory Framework contemplating the adjustment of tariffs according to the PPI are unconstitutional.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.3. Regulatory framework (Contd.)

b) Tariffs (Contd.)

- *Suspension of adjustments (Contd.)*

Based on the provisions of the Minute of Agreement signed on July 17, 2000 subsequently ratified by Decree No. 669/00, TGN accrued the amounts corresponding to deferred tariff variations until September 30, 2001.

Considering the enforceability of Law No. 25561 mentioned in this Note and the validity of the preliminary injunction (still being discussed at judicial level), the Company considers that collection of the amount corresponding to tariff variations not applied through a tariff adjustment is currently improbable, so TGN has decided to adopt a conservative criterion, without implying a waiver to its right to collect the amounts accrued, consisting in reversing the effect of recognized income and filing a request for reimbursement for $ 4.3 million corresponding to VAT paid.

c) Restricted assets

A substantial portion of the assets transferred by GdE, mainly included in the captions Gas pipelines, High pressure branch lines, Compressor plants and High pressure regulation and/or measurement stations (Exhibit A), has been defined as essential for the performance of licensed service. Therefore, the Company is committed to repairing and maintaining these assets together with any future improvements and extensions in accordance with certain standards defined in the License. The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets for purposes other than providing licensed service, without the prior authorization of ENARGAS.

d) Environmental matters

In line with its environmental care and remediation policy, TGN is permanently committed to preserve and protect the environment and its natural resources. Consequently, it evaluates the potential impact of all its activities on the environment so as to control and minimize the effects which might adversely affect environmental quality. It also designs, constructs and operates environmentally safe facilities in compliance with federal, regional and ENARGAS environmental standards and regulations.

NOTE 2 -BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA

The financial statements were prepared applying valuation and disclosure criteria established by General Resolution No. 368/01 as amended, Resolution No. 398/02 and Resolution No. 415/02 of the CNV and MD Resolution No. 3/02 of the Professional Council in Economic Sciences of the City of Buenos Aires (C.P.C.E.C.A.B.A.).

In addition, valuation criteria established by Resolution No. 1660 dated March 31, 2000 issued by the National Gas Regulator, amended by Resolution No. 1903 dated September 18, 2000, which regulates certain valuation matters applicable to all regulated natural gas transportation and distribution activities. These matters are similar to applicable accounting standards.

NOTE 2 -BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA (Contd.)

2.1. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation until August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001.

On July 16, 2002, the National Executive Branch passed Decree No. 1269/02 suspending Decree No. 316/95, thus eliminating the restriction regarding receipt of financial statements in uniform currency by control authorities. That decree was regulated for application by the National Securities Commission by General Resolution No. 415 dated July 25, 2002, published in the Official Gazette on July 30, 2002, with retroactive effect at January 1, 2002.

As from January 1st, 2002, in accordance with Resolution No. MD 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires, Resolution No. 240/02 of the Argentine Federation of Professional Council in Economic Sciences ("F.A.C.P.C.E.") and Resolution No. 415 of CNV, the effects of inflation are again being recognized in these financial statements. Consequently, the financial statements are presented in constant monetary units, based on the application of the above provisions and stated in constant currency of September 2002 based on the changes in the Internal Wholesale Price Index ("IPIM") published by the National Institute of Statistics and Census, in connection with the index established as basis that corresponding to December 2001. The compared amounts of September 30, 2001, have been measured in constant monetary units of September 30, 2002.

The Company adopted the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E., considering that the accounting measurements restated by the changes in the purchasing power of the currency until August 31, 1995, and those arising between that date and December 31, 2001, are stated in the currency of the latter date.

2.2. Principal valuation criteria

a) Items denominated in Argentine currency

Cash and banks, receivables, liabilities and reserves

They have been maintained at their nominal values, plus interest accrued, through each period-end, where applicable.

b) Items denominated in foreign currency

Cash and banks, Investments, receivables, liabilities and customers' advances

They have been valued at the corresponding exchange rate plus interest accrued, through each period-end, where applicable.

The Company has set up a provision on those trade receivables invoiced in foreign currency, collection of which is under a negotiation process. On September 30, 2002 $ 17.4 million were provided for and expensed against "Net revenues" (Note 3.f) and Exhibit E).

NOTE 2 - BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA (Contd.)

2.2. Principal valuation criteria (Contd.)

c) Intangible assets

Valued at the cost of incorporation stated in constant currency and shown net of the corresponding accumulated amortization, calculated based on: *a)* four-year deferral for turbine overhaul and implementation of an integrated administration and maintenance system depreciated by the full year of retirement method;*b)* five-year deferral for passage of instruments for detection of corrosion in gas pipelines applying the full year of retirement depreciation criterion.

Expenses incurred in the creation of the Global Programs of Negotiable Corporate Bonds are amortized based on the maturities of the related issued debt. The corresponding amortization is included as "Financial and holding results generated by liabilities - Interests".

d) Fixed assets

The original global value adopted in relation to assets transferred at the beginning of Company operations is that assigned to them under the Transfer Agreement.

Assets acquired or constructed after take-over were valued at acquisition or construction cost, including material, labor and indirect costs, and are shown net of the corresponding accumulated depreciation.

The Company has included as part of the value of fixed assets, the net cost generated by the financing by third parties during the period of construction or installation.

The above-mentioned values are stated in constant currency.

Depreciation is computed by the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives and adopting the year of full deletion criterion for inventories up to December 31, 1999 and the "month of addition" for increases as from January 1st, 2000.

Resolution MD No. 3/02, issued on March 6, 2002 by the C.P.C.E.C.A.B.A., adopted by General Resolution No. 398/02 of the CNV, permitted capitalization of exchange differences generated by liabilities in foreign currency existing as of January 6, 2002, which financed the acquisition, production or construction of fixed assets. Exchange differences generated by liabilities used to finance the construction or extension of assets related to the gas transportation service amounted to $ 1,436.3 million, which net of the effect of inflation totaled $ 679.0 million. Those exchange differences will be amortized over the remaining useful lives of the respective fixed assets.

As established by the above mentioned resolution, the exchange differences incorporated to assets will have the effect of advance recognition of changes in the purchasing power of the currency, and will be subsumed in the reexpression of the accounting values in constant currency.

Subject to the resolution of the uncertainty generated by the changes in the economic context and the legal and contractual conditions under which the Company operates, as well as on the outcome of the contract renegotiation, the book value of fixed assets, taken as a whole, does not exceed their recoverable value.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 2 - BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA (Contd.)

2.2. Principal valuation criteria(Contd.)

e) Non-current investments

Investments in Bonds under the Program of Medium-Term Foreign Bills of the Argentine Republic have been valued at the acquisition cost plus interest accrued at the stated rate up to September 30, 2002 (Note 4).

The investments in subsidiaries Comgas Andina S.A. and Companhia Operadora Do Rio Grande Do Sul S.A. ("COPERG") are recorded using the equity method of accounting based on their financial statements as of September 30, 2002.

To determine the proportional equity value for the companies that issue their financial statements in foreign currency, the criteria established by Technical Resolutions No. 5 and 13 of the F.A.C.P.C.E.

f) Other assets - Gas in pipelines

Gas in pipelines has been valued at the replacement value of the cubic meter of gas plus average transportation cost. The results from application of these prices are recognized under Financial and holding results generated by assets - Holding result on non-financial assets.

The book value of these assets does not exceed recoverable value.

g) Capital stock and adjustment to capital

These accounts have been stated in uniform currency; the historical nominal capital stock is shown at its historical nominal value.

The difference between capital stock stated in uniform currency and the historical nominal capital stock is shown under "A*djustment to capital*", making up the shareholders' equity.

h) Legal reserve

Balances at the beginning of the year were restated from January 1st, 2002 until September 30, 2002 applying the coefficient derived from the index mentioned in Note 2.1.

i) Voluntary reserve for future dividends

The amounts included under this caption were set up by the Shareholders' meetings approving the corresponding annual financial statements.

This reserve can be released by the Board of Directors which, through delegation of the Shareholders' Meeting, is empowered to decide its total or partial distribution, at the time considered advisable for corporate purposes, in proportion to the respective shareholdings.

The free reserve was stated in uniform currency until the end of the period.

j) Unappropriated retained earnings

Stated in uniform currency until the end of the period.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 2 - BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA (Contd.)

2.2. Principal valuation criteria (Contd.)

k) Profit and loss accounts

Income accounts were stated in constant currency, considering the month in which they were assigned, except for: (i) charges for used assets (fixed assets depreciation and decreases, amortization of intangible assets and consumption of sundry materials), calculated according to the values of those assets in constant currency; and (ii) the participation in the results of corporations under sect. 33 of Law No. 19550, calculated by the equity method of accounting based on the financial statements of those companies at September 30, 2002, as indicated in Note 2.2.e).

l) Income tax and minimum notional income tax

The Company has not recorded any income tax charge in the statement of income for the nine-month period ended September 30, 2002 as it holds a tax loss carryforward.

Minimum notional income tax provided for as of September 30, 2002 is the amount estimated to be paid in accordance with current tax legislation, which is shown as "Other receivables" under non-current assets.

NOTE 3 - DESCRIPTION OF MAIN BALANCE SHEET AND INCOME STATEMENT CAPTIONS

CAPTIONS	2002	2001
	$	
a) **Accounts receivable - trade**		
Current		
Regulated activity		
Gas transportation service		
• invoiced		
- distributors	7,873,997	15,881,025
- industries	27,062,016	306,112
- generators	10,482,777	2,931
• to be invoiced	35,459,183	44,458,508
Subtotal	80,877,973	60,648,576
Unregulated activity		
Operation and maintenance service		
• invoiced	2,173,723	80,948
• to be invoiced	1,118,980	1,246,363
Subtotal	3,292,703	1,327,311
Allowance for doubtful accounts (Exhibit E)	(1,233,038)	(119,461)
Allowance for doubtful accounts in foreign currencies (Note 2.2.b) and Exhibit E)	(15,727,907)	-
Total	**67,209,731**	**61,856,426**

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 3 - DESCRIPTION OF MAIN BALANCE SHEET AND INCOME STATEMENT CAPTIONS (Contd.)

CAPTIONS	2002	2001
	$	
b) Other receivables		
i) Current		
Regulated activity		
Tax credits - withholdings and collections	778,840	722,129
VAT	-	4,383,324
VAT-Reversion of tariff variations (Note 1.3.b))	4,343,543	-
Fee advanced to the Board of Directors and Syndics	110,205	258,804
Advances to be rendered	87,770	158,952
Loans to personnel	89,312	610,554
Prepaid expenses	2,653,760	490,232
Other	1,299,287	306,289
Subtotal	9,362,717	6,930,284
Unregulated activity		
Loan to TGM	-	5,435,322
Corporation Law N° 19550, section 33 (Note 3.i))	120,509	263,162
Other	605,877	1,641,076
Subtotal	726,386	7,339,560
Allowance for doubtful accounts (Exhibit E)	(205,784)	(180,395)
Total	**9,883,319**	**14,089,449**
ii) Non Current		
Regulated activity		
Loans to personnel	16,051	142,265
Turnover tax-withholding	869,260	1,299,632
Tax on minimum notional income	10,000,000	-
Prepaid expenses	2,357,981	1,432,924
Other	11,000	-
Total	**13,254,292**	**2,874,821**
c) Accounts payable		
Regulated activity		
Suppliers for purchases of gas	70,508	243,796
Suppliers for purchases and other services	6,891,294	16,496,890
Provisions	8,233,936	3,515,299
Total	**15,195,738**	**20,255,985**
d) Taxes		
VAT	501,882	-
Income tax	-	15,210,292
Turnover tax	1,254,677	219,081
Tax on minimum notional income	10,000,000	-
VAT – withholdings and collections	178,815	529,465
Income tax – withholdings	920,652	752,241
Turnover tax withholdings and collections	45,479	72,255
Tax on financial debt interest	-	760,251
Other	1,306	2,696
Total	**12,902,811**	**17,546,281**

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 3 – DESCRIPTION OF MAIN BALANCE SHEET AND INCOME STATEMENT CAPTIONS (Contd.)

CAPTIONS	2002	2001
	$	
e) Other Liabilities		
i) Current		
Fees for technical services	1,057,400	-
Fees to Board of Directors and Syndics	117,000	258,804
Corporations Law N° 19550, section 33 (Note 3.i))	-	14,023,653
Dividends to be paid	-	5,884,347
Easement provision (net of prepaid easement)	1,449,634	5,530,000
Other	2,842,032	10,960,230
Total	**5,466,066**	**36,657,034**
Ii) Non-current		
Easement provision	407,580	1,652,782
Total	**407,580**	**1,652,782**
f) Net revenues		
Regulated activity		
Gas transportation service		
Gas transportation service	397,805,517	427,512,156
Turnover tax	(11,290,817)	(12,911,022)
Benefit on social security contributions Decrees N° 292-1520-814	(1,865,596)	(4,200,438)
Allowance for doubtful accounts in foreign currencies (Exhibit E)	(16,273,046)	-
Subtotal gas transportation service	368,376,058	410,400,696
Unregulated activity		
Operation and maintenance service		
Operation and maintenance service	14,776,188	9,623,647
Turnover tax	(461,010)	(296,715)
Allowance for doubtful accounts in foreign currencies (Exhibit E)	(1,144,515)	-
Subtotal operation and maintenance service	13,170,663	9,326,932
Total	**381,546,721**	**419,727,628**
g) Other net expenses		
Fixed assets written off	(4,626,973)	(10,844,319)
Reversion of PPI tariff adjustment to be invoiced-fiscal year 2000- (Note 1.3.b))	-	(24,002,144)
Recovery of contingencies	1,133,874	3,426,634
Personnel indemnities	(320,928)	(2,093,326)
Obsolescence of materials and spare parts	(10,243,057)	(2,882,526)
Others	3,728,263	(3,148,172)
Total	**(10,328,821)**	**(39,543,853)**

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001

NOTE 3 - DESCRIPTION OF MAIN BALANCE SHEET AND INCOME STATEMENT CAPTIONS (Contd.)

CAPTIONS	2002	2001
	$	
h) Financial and holding results		
Generated by assets:		
Interests and exchange differences	212,348	2,182,510
Bank commissions and expenses	(1,754,664)	(853,881)
Holding results	(9,304,725)	-
Discounts granted	(5,761)	-
Result of exposure to inflation	(70,707,899)	-
Total	**(81,560,701)**	**1,328,629**
Generated by liabilities:		
Interests (net of interest capitalized in investments in fixed assets for $ 215,888 and $ 1,624,957 for 2002 and 2001, respectively), Reference stabilization coefficient and exchange differences	(279,324,628)	(96,449,113)
Intangible asset amortization - Global Programs of Negotiable Corporate Bonds (Exhibit B)	(3,137,224)	(3,214,385)
Bank commissions and expenses	(3,201,862)	(3,870,201)
Reimbursement Agreement Fee	(2,659,717)	(1,614,034)
Tax on financial debt interest	(901,838)	(4,737,976)
Tax on bank transactions	(4,572,610)	(1,844,007)
Discounts obtained	43,868	111,798
Result of exposure to inflation	58,351,379	-
Total	**(235,402,632)**	**(111,617,918)**
i) Balances and transactions with Corporations Law N° 19550, section 33		
As of September 30, 2002 and 2001, the following balances were held with Corporations Law N° 19550, section 33:		
Other receivables (Note 3.b)i)):		
Comgas Andina S.A.	51,649	249,334
Companhia Operadora de Rio Grande Do Sul	62,610	-
Gasinvest S.A.	6,250	13,828
Total	**120,509**	**263,162**
Other liabilities		
Gasinvest S.A.	-	14,023,653
Total	**-**	**14,023,653**
For the nine-months periods ended on September 30, 2002 and 2001, were recorded the following transactions with Corporations Law N° 19550, section 33:		
Other net expenses:		
Gasinvest S.A. (Profit)	21,778	41,475

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 4 - NON-CURRENT INVESTMENTS

On April 19, 2001, the Company subscribed bonds under the medium term Argentine external bond program amounting to US$ 2 million, subject to the following terms and conditions: i) term: 3 years; ii) repayment: 5 quarterly equal and consecutive installments, the first of which will fall due on the last day of the second year; iii) interest rate: the average value published during the last 30 calendar days immediately preceding the beginning of each interest period of the survey rate published by the Argentine Central Bank plus an annual nominal margin of 4.95%; iv) interest will be charged monthly. At September 30, 2002, principal plus interest receivable amount to US$ 2,060,180 ($ 7,499,055, $ 2,9012,000 were considered current, $ 219,055 of interests and $ 4,368,000 considered non-current - Exhibit D).

The Company decided to value its holding of bonds at the US dollar purchasing exchange rate in effect at September 30, 2002 since, in accordance with the issuance terms and conditions, any amount of unpaid principal or interest can be applied to the settlement of national tax obligations, as from the moment in which those tax debts are claimable. This possibility was suspended for ninety days as from September 6, 2002 by Decree No. 1657/02 of the National Executive Branch published in the Official Gazette on that date.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 5 - FINANCIAL DEBT

The detail of financial debt is as follows:

	Interest rate	2002	2001
	%	$	
i) Current			
Global Program of Negotiable Corporate Bonds of US$ 300 MM			
Series III	(1)	49,878,583	31,120,732
Series IV	(2)	43,431,284	25,785,992
Series V	(3)	45,759,200	726,244
Series VII	(4)	22,897,284	8,893,715
Global Program of Negotiable Corporate Bonds of US$ 320 MM			
Debt with IFC	(5, 6, 7, 8 y 9)	49,666,803	48,174,812
Provision for changes in the rate of exchange		121,092,865	-
Interest payable Convertibility Risk Insured Bonds	(10)	13,235,445	7,828,022
Loan agreements	(11)	187,897,528	130,509,995
Import finance	(12)	3,478,529	1,630,049
Current account advances		-	8,386,113
Total		**537,337,521**	**263,055,674**
ii) Non-current			
Global Program of Negotiable Corporate Bonds of US$ 300 MM			
Series III	(1)	93,500,000	82,950,000
Series V	(3)	44,880,000	53,088,000
Series VII	(4)	-	4,424,000
Global Program of Negotiable Corporate Bonds of US$ 320 MM			
Debt with IFC	(5, 6, 7, 8 y 9)	215,983,511	400,637,009
Provision for changes in the rate of exchange		373,377,596	-
Convertibility Risk Insured Bonds	(10)	654,500,000	387,100,000
Loan agreements	(11)	261,800,000	154,840,000
Import finance	(12)	-	745,050
Total		**1,644,041,107**	**1,083,784,059**

Nominal annual rates
(1) Rate of interest: 2002 = 5.35% and 2001 = 7.38%
(2) Rate of interest: 2002 = 3.67 % and 2001 = 5.13%
(3) Rate of interest: 2002 = 3.67% and 2001 = 5.13%
(4) Rate of interest: 2001 = 3.54% and 2001 = 8.13%
(5) Rate of interest: 2002 and 2001 = 9.52%
(6) Rate of interest: 2002 and 2001 = 9.45%
(7) Rate of interest: 2002 and 2001 = 10.66%
(8) Rate of interest: 2002 and 2001 = 10.66%
(9) Rate of interest: 2002 and 2001 = 9.45%
(10) Weight average rate of interest: 2002= 11.20 and 2001 = 10.875%
(11) Weight average rate of interest: 2002 = 11.91% and 2001 = 8.18%
(12) Weight average rate of interest : 2002 = 2.45% and 2001 = 4.29%

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 5 – FINANCIAL DEBT (Contd.)

Global Program of Medium Term Negotiable Corporate Bonds -US$ 300,000,000

The amounts and conditions of the series issued under this Global Program are as follows:

Series	Date of Issue	Placing agent	Amount in US$ million	Principal payments	Interest payments	Annual interest rate
III	10.31.1996	Santander	50.0	4 annual installments of US$ 12.5 million each as from fifth year	Semi-annually on outstanding principal	180 days LIBO plus 3.125%
IV	06.26.1997	Santander	46.0	4 annual installments of US$ 11.5 million each as from second year	Semi-annually on outstanding principal	180 days LIBO plus 1% per 1 and 2 years; plus 1.25% per 3 and 4 years; plus 1.5% per 5 year
V	06.26.1997	Santander	24.0	2 annual installments of US$ 12.0 million each as from sixth year	Semi-annually on outstanding principal	Same as above plus 180 days LIBO plus 1.70% per 6 and 7 years
VI	03.04.1998	Nassau Branch of BankBoston N.A.. Supervielle Société Générale and BEAL	40.0	A single payment due on third year	Semi-annually on outstanding principal	180 days LIBO plus spread ranging between 0.75% through 1.5%
VII	03.04.1998	Nassau Branch of BankBoston N.A.. Supervielle Société Générale and BEAL	20.0	Ten equal semi-annually installments	Semi-annually on outstanding principal	180 days LIBO plus spread ranging between 0.75% through 1.5%
Total			180.0			

On January 15, 1999 the Extraordinary Shareholders' Meeting approved the creation of a Global Program for the issue and reissue of ordinary non-convertible Negotiable Corporate Bonds with ordinary guarantee for an amount of up to US$ 300 million or its equivalent in other currencies. The Program is to have a of five years duration as from authorization by the CNV.

On December 2, 1999, the CNV, through the Resolution No. 13135, authorized TGN to set up a Global Program for the issue of ordinary non-convertible Corporate Bonds for a par value in US$ 300 million or its equivalent in other currencies.

In December 2000, the Meeting of Holders of Negotiable Instruments approved the conformity of the financial ratio limits of Series IV, V, VI and VII under the Global Program of Medium-Term Negotiable Obligations -US$ 300 million, with those previously agreed with the International Finance Corporation ("IFC" Global Program of Negotiable Obligations, either simple or convertible into ordinary medium-term shares - US$ 320 million). There was no agreement for Series III, therefore the original conditions have been maintained.

The net proceeds of these loans were appropriated to financing investments in fixed assets.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 5 - FINANCIAL DEBT (Contd.)

Global Program of Negotiable Corporate Bonds either Non-convertible or Convertible into ordinary shares in the medium term -US$ 320,000,000

On February 21, 1996, the Shareholders' Ordinary and Extraordinary Meeting decided to set up a Global Program for the issue of simple obligations or obligations convertible into ordinary shares, for up to a maximum outstanding amount equivalent to US$ 250 million, establishing that the issue of convertible negotiable obligations under this Global Program was not to exceed 21,052,632 notes.

The Shareholders' Extraordinary meeting held on May 17, 1996 increased the maximum outstanding amount under the authorized Global Program to US$ 320 million. This Program was authorized through Certificate No. 120/96 issued by the Board of Issuing Companies of the CNV.

Within the framework of this Global Program, on August 1, 1996 the Company entered into a Negotiable Obligation Purchase agreement with the International Finance Corporation ("IFC"), a World Bank organization, whereby IFC acquired ordinary negotiable obligations for US$ 235 million par value and negotiable obligations convertible into Class A and B shares for US$ 20 million par value. The net proceeds were appropriated to financing the Company's Investment Plan for the 1995-1997 three-year period.

According to the resolution of the Board of Directors dated July 23, 1996, on August 1, 1996 the Company issued five series of negotiable obligations for a total nominal value of US$ 195,552,632. On the above date of issue, series I, II, III, IV and VI for a nominal value of US$ 194,500,000 were underwritten by the IFC at 100% of their nominal value. Series V for a nominal value of US$ 1,052,632, which corresponded to notes convertible into Class C shares, was suspended by board of directors' minute dated September 18, 1996 due to absence of potential subscribers to the Employee Stock Ownership Program.

Based on the resolution of the Board of Directors adopted on September 18, 1996, the Company issued a sixth series of negotiable obligations for a total nominal value of US$ 60,500,000 which was underwritten by the IFC at 100% of its nominal value.

The funds provided by the loans were appropriated to financing investments in fixed assets, the main characteristics of the program being as follows:

Serie	Date	Type of negotiable bonds	Subscriber	Amount in US$ millions	Years		Annual nominal rate %
					Term	Grace on principal	
I	08.01.96	Ordinary	IFC	20.0	13	3	9.52
II	08.01.96	Ordinary	IFC	154.5	12	2	9.45
III	08.01.96	Convertible into Class A shares	IFC	10.7	13	4	10.66
IV	08.01.96	Convertible into Class B shares	IFC	9.3	13	4	10.66
VI	09.18.96	Ordinary	IFC	60.5	12	2	9.45
		Total		255.0			

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 5 - FINANCIAL DEBT (Contd.)

Global Program of Negotiable Corporate Bonds either Non-convertible or Convertible into ordinary shares in the medium term -US$ 320,000,000 (Contd.)

Based on the review of the contract entered into with the International Finance Corporation, the Company has concluded that the debt with that multilateral credit organization is subject to Argentine legislation.

Consequently, in accordance with the provisions of Decree No. 214/02 mentioned in the Note 1.2., this liability originally stated in U.S. dollars has been converted into pesos. However, as TGN is aware that the IFC considers that the decree is not applicable as a result of the immunity granted by its Articles of Agreement which the Republic of Argentina adhered to with the passing of Law No. 14842, based on a prudent expectation about the final resolution of this dispute, the Company has decided to complement this liability converted into pesos with a provision for charges in the rate of exchange, to determine the total value of the debt in the original currency, without this implying a waiver to its claim.

Convertibility Risk Insured Bonds

On May 11, 2000, the Ordinary Shareholders' Meeting approved the issue of Ordinary, non-convertible secured Corporate Bonds qualifying as *"obligaciones negociables"* under the terms of Law 23576 and its regulatory decree for a principal value of up to US$ 200 million.

The funds are expected to be appropriated to finance the extension of the capacity of the Company's Central-Western gas pipeline, constructing new gas pipelines and compressor plants and performing necessary maintenance.

On July 25, 2000 the Company placed bonds for US$ 175 million at a quotation value of US$ 99,64 each US$ 100 and a net value of US$ 174,373,500, with final repayment in 12 years and 8 years of grace on principal, bearing interest at a fixed rate of 10.875% payable semi-annually, plus 0.325% annually by insurance of politic risk.

The bond was purchased by Merrill Lynch Capital Services, which transferred it to a financial trust, issuer of CRIBs (*Convertibility Risk Insured Bonds*), i.e., bonds insured against non-convertibility and non-transferability risk. The underwriter was Overseas Private Investment Corporation (OPIC), a U.S. government agency.

The purchasers of CRIBs were mostly U.S. insurance companies and Argentine AFJP's (Pension Fund Administrators).

The funds provided by this loan were used to settle obligations under short and long-term loans obtained in fiscal year 2000 to finance investments in assets exclusively related to the gas transportation system.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 5 - FINANCIAL DEBT (Contd.)

Long- term loan agreements

On December 28, 2000, the Company entered into a syndicated loan agreement with a group of banks led by Bank of America, BankBoston and Banco Francés-BBV subject to the following basic terms and conditions:

(i) Amount: US$ 70 million, in two tranches of US$ 35 million each; (ii) Maturities: one tranche in 2004 and the other in 2005; both fully repayable upon maturity, (iii) Interest: Libor + 2.50% annually for the first tranche and Libor + 3.00% annually for the second tranche, payable quarterly. They do not include 1.30% annually for politic risk insurance. The funds provided by this loan was applied to financing investments in assets exclusively related to gas transportation.

Cash receipts for US$ 60 million were recorded at that date and US$ 10 million on March 7, 2001.

Changes in financial debt in the current period

- *Global Program of Negotiable Corporate Bonds either Non-convertible or Convertible into ordinary shares in the medium term -US$ 320,000,000*

The Company paid the maturities of negotiable obligations series III and IV entered into with IFC corresponding to December 2001 on day 28 of that month. The Company used the letter of credit opened with ING Bank to pay IFC Series I, II and VI when due. In accordance with the reimbursement agreement entered into with that bank, on January 2, 2002 TGN deposited the corresponding pesos in guarantee at the rate of US$ 1 = $ 1 in effect before the devaluation of the peso. According to that contract, this contribution is not taken as a replenishment of the Letter of Credit; upon maturity of the letter of credit, however, the funds will be deducted from the debt with ING.

Payment corresponding to IFC series I, II and VI which fell due on January 23, 2002 was made through the Letter of Credit mentioned in the previous paragraph, using up the liquidity reserves that TGN was required to maintain. At the date of issue of these financial statements, the Company has not paid the amounts due corresponding to IFC Series III and IV totaling US$ 287,177, since their payment is subordinated by contract to payment of the series mentioned above.

On May 15 an agreement was signed with ING to convert the funds deposited in the guarantee account to dollars, thus avoiding a potential devaluation of this contribution due to future fluctuations in the exchange rate.

After expiry of the letter of credit, in accordance with the reimbursement agreement dated July 1996 and the Escrow Agreement dated January 2, 2002, on July 29, 2002 ING applied the funds in the escrow account to the partial reimbursement of funds used for the letter of credit. On September 30, 2002 the debt with ING amounts to US$ 5,233,343 including principal and accrued interest (LIBO rate + 4%).

On February 23, 2002, the Company did not pay principal, interest and penalties corresponding to IFC Series III and IV amounting to US$ 290,209, as a result of the subordination mechanism mentioned above. Principal corresponding to IFC Series I, II and VI amounting to US$ 1,632,217 was not paid either. In addition, the installment falling due on March 23, 2002, of which US$ 293,270 corresponded to total Series III and IV and US$ 1,645,078 to principal of Series I, II and VI, is pending settlement.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 5 – FINANCIAL DEBT (Contd.)

Changes in financial debt in the current period (Contd.)

- *Global Program of Negotiable Corporate Bonds either Non-convertible or Convertible into ordinary shares in the medium term -US$ 320,000,000 (Contd.)*

On April 30, 2002, TGN paid interest on IFC Series I, II and VI corresponding to the installment maturing on April 23. The Company did not pay principal amounting to US$ 1,658,040 corresponding to those series. Principal and interest corresponding to IFC series III and IV de IFC amounting to US$ 294,862 were not paid either.

TGN paid interest corresponding to IFC Series I, II and VI which fell due on May 23, 2002; however, it did not pay principal corresponding to those series amounting to US$ 1,671,104, or principal, interest and penalties on Series III and IV amounting to US$ 297,444. No payment of principal and interest to IFC falling due on June 23, 2002 and July 23, 2002, August 23, 2002 and September 23, 2002 was made until the date of issue of these financial statements.

It should be noted that the above-mentioned payments and defaults would have applied if the terms and conditions originally agreed had been maintained.

- *Convertibility Risk Insured Bonds.*

On January 25, 2002, the Company had to pay US$ 9,515,625 corresponding to interest and US$ 284,375 to political risk insurance on CRIBs. The portion corresponding to interest was paid through a letter of credit opened with Scotiabank Quilmes. As these funds were not paid back, the Company owes US$ 9,515,625 to Scotiabank Quilmes. TGN considers that this debt was converted to pesos, as it is subject to Decree No. 214/02 as a result of the implementation mechanism. The political risk insurance premium issued by OPIC was paid under the terms specified in the OPIC contract.

On July 25, 2002, the Company paid interest amounting to US$ 9,515,625. Payment was made using the balance of the Letter of Credit issued by Scotiabank Quilmes amounting to US$ 519,875, and the remaining US$ 8,995,750 was settled with own Company resources. Accordingly, TGN made use of US$ 10,035,500 of the Letter of Credit that the CRIBs held as liquidity reserve.

The political risk insurance premium, which also fell due on July 25, was paid on a timely basis with own resources.

As mentioned in the paragraph entitled *"Interest payment"*, the Company decided to pay the interest accrued up to July 31, 2002. On October 30, US$ 317,187.50 were paid in that respect. These funds have been deposited in the liquidity reserve account contemplated by the issue terms.

- *Global Program of Medium Term Negotiable Corporate Bonds -US$ 300,000,000*

On March 5, 2002, the Company failed to pay principal amounting to US$ 2 million corresponding to Series VII of the Global Medium-Term Notes Program, but paid the corresponding interest.

On April 30, 2002 an interest installment on Series III under that program for US$ 1,007,755 fell due. On May 8, the Company obtained authorization from the BCRA for the transfer of funds, and made payment on that date.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 5 – FINANCIAL DEBT (Contd.)

Changes in financial debt in the current period (Contd.)

- *Global Program of Medium Term Negotiable Corporate Bonds -US$ 300,000,000 (Contd.)*

In addition, on June 26, 2002, TGN did not make payment of principal amounting to US$ 11,500,000 corresponding to Series IV, but paid interest corresponding to this Series (US$ 201,356) and to Series V (US$ 420,222).

With respect to payment of principal and interest on Series VII, which fell due on September 5, 2002, principal amounting to US$ 2,000,000 was not paid. As detailed below under *"Payment of interest"* the Company decided to pay interest accrued through July 31, 2002. With the authorization of BCRA as of October 23, 2002, the Company made payment of US$ 87,320. Interest accrued since July 31, 2002 is pending payment.

On October 31, 2002 the interest on Series III fell due, of which only that accrued up to July 31, 2002 was paid in the amount of US$ 503,005. Interest accrued since July 31, 2002 has not yet been paid.

On October 31, 2002 interest of US$ 38,832 and US$ 85,706 accrued on Series IV and V respectively up to July 31, 2002 was also paid.

- *Import financing*

On February 15, 2002, TGN failed to pay principal amounting to US$ 224,808 corresponding to import financing. However, the Company paid interest amounting to US$ 14,219.

On May 15, 2002, TGN failed to pay principal amounting to US$ 138,470 corresponding to import financing, but paid interest amounting to US$ 3,148.

On August 15, 2002, TGN failed to pay principal amounting to US$224,808 corresponding to import financing. As explained in the following point, only interest accrued through July 31, 2002 amounting to US$ 7,969 was paid. Interest accrued since July 31, 2002 is pending payment.

In addition, the portion of interest accrued up to July 31, 2002 and falling due on November 15, 2002 was paid in advance. The amount paid was US$ 1,406.36.

- *Interest payment*

To preserve the going concern criterion and ensure an equitable treatment to be given to all its financial creditors, the Company has started negotiations with them to reach a provisional agreement that governs their relationships until new conditions arise which enable it to make a final proposal for a financing structure. To this end, the Company will pay interest accrued up to July 31, 2002. The interest payment terms will be set in the future according to the provisional agreement the Company expects to reach within the next few months. In this connection, TGN has requested the pertinent authorizations of the Argentine Central Bank, which were granted at the end of October 2002.

There are other overdue short-term loans for small amounts that have not yet been repaid.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 6 - CAPITAL STOCK AND DIVIDENDS

6.1. Capital stock

Capital stock transactions as from commencement of operations are summarized as follows:

	Date	US$	Registration in the Superintendency of Corporations			
			Date	No.	Book	Volume
Initial contribution:						
Incorporation of the Company	11.24.92	12,000	12.01.92	11667	112	A
Capitalization of irrevocable contribution:	12.28.92	267,255,155	03.07.94	1894	114	A
	03.25.94	84,232,030	06.09.94	5589	115	A
Total		351,499,185				

6.2. Limitation on the transferring of the Company's shares

The Bidding Terms and Conditions and the Transfer Contract impose certain restrictions on the transfer of Company's shares held by Gasinvest and the transfer of shares of the latter held by its shareholders.

In accordance with such restrictions, Gasinvest S.A. shall not reduce its participation in the Company's capital and votes to less than 51% ("Control Package") without prior approval by ENARGAS.

ENARGAS shall approve the transfer of the Control Package only if such transfer: (i) is made in block or if as a result therefrom, the new owner holds all Class A ordinary shares outstanding; (ii) does not affect the quality of gas transportation services provided by the Company; (iii) the Technical Operator, or any substitute therefore which may be accepted by ENARGAS, holds at least 10% of ordinary shares outstanding of the new owner and has entered into a Technical Assistance Agreement with the Company.

Any transfer or assignment or any other act leading to a decrease below 51% in the participation of original ordinary shareholders in the capital of Gasinvest S.A., including any shortfall in the subscription by those shareholders of any capital increase in Gasinvest S.A., requires prior approval by ENARGAS.

The foregoing restrictions do not apply to transfers between parties belonging to the same economic group as specified in the Pliego.

From December 28, 2000, Gasinvest S.A. may request that ENARGAS approve its own dissolution and the transfer of the Company shares held by Gasinvest S.A. to the shareholders of Gasinvest S.A. ENARGAS may grant such approval if it determines that such actions would not adversely affect the public interest.

6.3. Restrictions on the distribution of profits

In accordance with Argentine Law No. 19550, 5% of the net income for the year must be transferred to the Company's Legal reserve, until it reaches 20% of subscribed capital.

As established by certain long-term loan agreements, the Company will not be allowed to declare or pay dividends, distribute shares, redeem or otherwise acquire own capital or options on that capital (i) in the event of default or potential event of default, (ii) the long-term debt payment coverage coefficient is lower than 1.2 or (iii) the total liabilities-net equity ratio is higher than 1.2.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 6 - CAPITAL STOCK AND DIVIDENDS (Contd.)

6.3. Restrictions on the distribution of profits (Contd.)

Furthermore, should any of the events summarized in points (i), (ii) or (iii) above occur, the Company would be precluded from paying the annual Technical Assistance Fees under the Technical Assistance Contract entered into with the Technical Operator, for any amount in excess of US$ 1 million.

NOTE 7 - CONTINGENCIES AND LEGAL MATTERS

7.1. Stamp tax - Salta and Neuquén - Contracts prior to Takeover date

In November 1998, the Tax Bureau of the Province of Salta claimed payment from TGN of approximately $ 4.7 million corresponding to omitted stamp tax on the firm transportation contract entered into between the Company and Gasnor S.A. before Take-Over. As a result of the actions iniciated in October 1997, the Tax Authority of the Province of Neuquén filed a claim against TGN for the payment of approximately $ 73.3 million (including principal, interest and fines) corresponding to the stamp tax on the firm transportation contracts signed between the Company and Gas Natural BAN S.A., Litoral Gas S.A., Distribuidora de Gas Cuyana S.A. and Distribuidora de Gas del Centro S.A before the Take-Over date.

Based on a tax indemnity clause of the Transfer Contract, the Company notified GdE (and subsequently, the Standardization Subsecretariat of the Ministry of Economy of the Nation, which replaced the latter after its liquidation) the claims made by Salta and Neuquén. The National State has rejected the tax claim filed by Salta and Neuquén and has assumed express responsibility for the possible tax credits to which the provinces could be entitled in this connection.

7.2. Stamp tax - Salta and Neuquén - Contracts subsequent to Takeover date

As a result of proceedings carried out in November 1998, the tax authorities of the Province of Neuquén claimed payment of $ 143.5 million from the Company (including principal, interest and fines calculated at February 2001) corresponding to stamp tax on transportation contracts signed after take over. In April 1999 the tax authorities of the Province of Salta claimed payment of stamp tax debt from TGN corresponding to one of the transportation agreements entered into by the Company after take over amounting to approximately $ 1.2 million.

Based on consultation with tax experts recognized in the field, the Company has challenged both claims by rejecting the existence of a taxable transaction, based on the fact that the mentioned transportation contacts have been entered into by mail including a clause of implicit acceptance, and do not fall within the definition of "instruments" of the respective Fiscal Codes.

In addition, in January 1999, ENARGAS filed an opinion with the Ministry of Economy of the Nation relating to the tax treatment applicable to the contracts signed by the licensees of transportation and distribution in the jurisdiction of Neuquén. In this opinion, ENARGAS concludes that Neuquen's tax claims (i) are illegitimate, because they involve an interjurisdictional federal public utility, (ii) impact negatively on the natural gas industry, thus losing competitiveness due to their distortional effects on the prices, and (iii) have serious effects on the Company's net worth. Furthermore, within the framework of legal actions filed by third parties, the National State - through the Energy Secretariat, has filed an appeal with the National Supreme Court of Justice questioning the legitimacy of the provincial tax claim.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 7 - CONTINGENCIES AND LEGAL MATTERS (Contd.)

7.3. Stamp Tax - Neuquén - Capital Increase

In April 1998 the tax authorities of the Province of Neuquén claimed payment of stamp tax on Minute of Shareholders' meeting No. 1 held on December 28, 1992, which established a capital stock increase in compliance with the provisions of the Transfer Contract entered into with the National Government and GdE, amounting to approximately $ 1.9 million (including principal, interest and fine).

The Company has denied the existence of a taxable transaction in the jurisdiction of Neuquén and, according to the tax indemnity clause of the Transfer Contract, notified such claim to the National State.

7.4. Certainty declaratory action

In connection with the tax claims filed by the provinces of Neuquén and Salta mentioned in paragraphs 7.1, 7.2 and 7.3 above, TGN filed two declaratory judgement actions, one against the province of Neuquén on April 16, 2001 and the other against the province of Salta on May 15, 2001, both in the original jurisdiction of the Supreme Court of Justice. Those actions seek declaration of illegality of certain stamp taxes determined by the tax authorities in the above provinces. TGN requested and obtained issue of injunctions that prevent the provinces of Neuquén and Salta from carrying out proceedings against TGN to collect the amounts claimed.

7.5. Tax on Economic Activities (Turnover Tax) – Province of Salta

On April 26, 2002 the Provincial Tax Authorities of Salta calculated the tax obligation for the periods from 1996 to 2001 amounting to $ 1.3 million corresponding to principal plus $ 1.4 million corresponding to interest calculated as of May 31, 2002. This obligation is determined on the market value of withheld gas. On June 5, 2002 TGN rejected the tax claim on grounds that withheld gas does not form part of the consideration for the gas transportation service and, therefore, it should not be computed in the calculation of the taxable basis. On July 30, 2002, TGN was notified of Resolution No. 868/02 of the General Tax Bureau, dismissing its claim and ratifying the estimation of principal and interest for $ 2.8 million calculated as of July 31, 2002.

7.6. Stamp tax - Pre and post privatization transportation contracts - La Pampa

On May 30, 2002 the Provincial Tax Authorities of La Pampa notified TGN of the determination of stamp tax on certain transportation contracts entered into by TGN and Metrogas S.A. Distribuidora de Gas Cuyana S.A. and Gas Natural BAN S.A. between 1992 and 2001, amounting to $ 7.7 million of principal (no interest determined). Based on the provisions of section 11.2. of the Transfer Contract, TGN notified the *Dirección Nacional de Normalización Patrimonial* about the requirement made by the provincial tax authorities. On June 25, 2002 TGN answered notice rejecting the tax authorities' claim on grounds of lack of taxable contracts signed in that jurisdiction. On July 5, 2002, after being notified of administrative proceedings, TGN presented additional grounds claiming defects in procedures and the statute-barring of taxes claimed in connection with certain contracts, and requested the intervention of the National Government.

7.7. Las Mesitas accident

With respect to the accident, ENARGAS imposed twelve fines on TGN in October 1999 for an accumulated total of $ 5.6 million, as it considered that the Company had incurred in an incorrect operation of the parallel pipe. TGN contends that the accident, which was an

NOTES TO THE FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
(Stated in constant currency)

NOTE 7 - CONTINGENCIES AND LEGAL MATTERS (Contd.)

7.7. Las Mesitas accident (Contd.)

isolated case, was entirely due to an event beyond its control since the parallel pipe was being operated below the approved and prudent operating limits of resistance according to information held by TGN.

Based on consultations from well-known specialists relating to administrative claims, the Company filed an appeal against the penalties based on grounds that ENARGAS had applied criteria lacking administrative precedent, exceeding the maximum penalty permitted by the License, as the incident was treated as the addition of simultaneous events which in a significant number of cases are not related to the cause giving rise to it. By Resolution 479 dated October 8, 2002 issued by the Ministry of Economy, 10 fines were confirmed amounting to $ 5 million. The Company will file an appeal against that ruling.

NOTE 8 - SUBSEQUENT EVENTS

Subsequently to September 30, 2002 no other events, situations or circumstances have taken place which might have a significant incidence on the equity, economic or financial situation of the Company other than those mentioned in Notes 1.2., 5 and 7.7.

Jorge Valdez Rojas
President

The independent auditors' report (limited review) dated November 18, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
Stated in constant currency

FIXED ASSETS

EXHIBIT A

Caption	2002												2001
	Original values					Depreciation							
	At the beginning of the year	Increases	Decreases	Transfers	At the end of the period	Accumulated at the beginning of the year	For the period %	For the period Amount	Decreases	Transfers	Accumulated at the end of the period	Net book value	Net book value
Land	3,219,478	-	-	-	3,219,478	-	-	-	-	-	-	3,219,478	3,219,478
Buildings and civil constructions	75,440,017	-	(9,079)	206,596	75,637,534	9,704,770	2	1,132,973	(1,666)	-	10,836,077	64,801,457	65,849,389
Building installations	749,089	-	-	1,001,854	1,750,943	125,323	4	34,012	-	-	159,335	1,591,608	630,650
Gas Pipeline	1,913,118,292	-	(116,562)	5,529,187	1,918,530,917	249,800,806	3,33 y 2,22	39,615,223	(24,115)	(19,384)	289,372,530	1,629,158,387	1,634,649,134
High-pressure branch lines	17,938,933	-	-	-	17,938,933	3,516,750	3,33 y 2,22	301,325	-	-	3,818,075	14,120,858	14,522,623
Compressor Plants	742,334,890	279,499	(652,488)	10,107,731	752,069,632	120,959,254	4	24,539,556	(178,701)	13,093	145,333,202	606,736,430	629,294,074
High pressure regulation and/or measurement stations	62,692,365	-	(986,888)	982,365	62,687,842	14,930,547	5	2,611,675	(242,760)	-	17,299,462	45,388,380	48,335,706
Other technical installations	49,664,490	-	(121,131)	2,075,223	51,618,582	9,951,177	6,67	2,076,320	(29,134)	6,289	12,004,652	39,613,930	40,119,599
Machinery, equipment and tools	19,823,568	42,800	(174,989)	181,135	19,872,514	13,124,898	10, 20 y 50	1,283,774	(140,451)	-	14,268,221	5,604,293	6,284,031
Systems and telecommunications system	60,957,980	14,412	(10,241)	1,720,111	62,682,262	13,639,398	10 y 20	4,004,841	(8,766)	128,679	17,764,152	44,918,110	46,802,831
Vehicles	16,903,095	-	(1,711,742)	-	15,191,353	10,744,914	20	1,665,065	(1,520,401)	-	10,889,578	4,301,775	6,824,469
Furniture and fixtures	8,712,887	17,963	(2,876)	230,074	8,958,048	6,519,616	10	273,054	-	223	6,792,893	2,165,155	2,273,060
Goods held at third parties	6,865,241	-	-	(483,451)	6,381,790	1,549,891	12,5	568,360	-	(128,900)	1,989,351	4,392,439	4,723,505
Work in process	49,014,963	14,243,021	(12,328,135)	(20,308,918)	30,620,931	-	-	-	-	-	-	30,620,931	90,576,383
Foreign exchange differences	-	679,045,279	-	-	679,045,279	-	3,57	18,188,715	-	-	18,188,715	660,856,564	-
Fixed assets in transit	-	-	-	-	-	-	-	-	-	-	-	-	2,887,989
Materials and spare parts	74,185,974	6,642,712	(15,721,434)	-	65,107,252	-	-	-	-	-	-	65,107,252	77,224,592
Advances to suppliers	579,303	1,639,753	(62,564)	(1,241,907)	914,585	-	-	-	-	-	-	914,585	694,137
Total	3,102,200,565	701,925,439	(31,898,129)	-	3,772,227,875	454,567,344		96,294,893	(2,145,994)	-	548,716,243	3,223,511,632	2,674,911,650

Jorge Valdez Rojas
President

The independent auditors' report dated November 18, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001 (Note 2)
Stated in constant currency

INTANGIBLE ASSETS

EXHIBIT B

Caption	2002							2001
	Original values			Amortization				
	At the beginning of the year	Transfers	At the end of the period	Accumulated at the beginning of the year	For the period	Accumulated at the end of the period	Net book value	Net book value
CURRENT								
Corrosive detection in the gas pipeline	6,708,965	2,146,540	8,855,505	3,846,911	2,146,540	5,993,451	2,862,054	2,862,054
Integral repair of turbines	2,252,192	599,337	2,851,529	1,296,028	717,124	2,013,152	838,377	956,166
Integrated System of administration and maintenance	6,317,899	2,105,966	8,423,865	3,509,944	2,105,966	5,615,910	2,807,955	2,662,615
Expenses relating to the constitution of Global Programs of Negotiable Corporate Bonds	19,524,864	3,137,224	22,662,088	15,264,605	(1) 3,137,224	18,401,829	4,260,259	4,285,845
Total	**34,803,920**	**7,989,067**	**42,792,987**	**23,917,488**	**8,106,854**	**32,024,342**	**10,768,645**	**10,766,680**
NON CURRENT								
Corrosive detection in the gas pipeline	8,095,119	(2,146,540)	5,948,579	3,769,825	-	3,769,825	2,178,754	5,040,807
Integral repair of turbines	1,618,927	(599,337)	1,019,590	1,019,590	-	1,019,590	-	838,375
Integrated System of administration and maintenance	4,913,920	(2,105,966)	2,807,954	2,105,966	-	2,105,966	701,988	3,764,287
Expenses relating to the constitution of Global Programs of Negotiable Corporate Bonds	35,831,845	(3,137,224)	32,694,621	10,716,574	-	10,716,574	21,978,047	26,132,749
Total	**50,459,811**	**(7,989,067)**	**42,470,744**	**17,611,955**	**-**	**17,611,955**	**24,858,789**	**35,776,218**
Total	**85,263,731**	**-**	**85,263,731**	**41,529,443**	**8,106,854**	**49,636,297**	**35,627,434**	**46,542,898**

(1) Charged to Financial and holding results, generated by liabilities

Jorge Valdez Rojas
President

The independent auditors' report dated November 18, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001 (Note 2)
Stated in constant currency

INVESTMENTS AND PARTICIPATION IN OTHER COMPANIES

EXHIBIT C

Issuer and characteristics of shares	Class	Par value	Amount	Cost value	Book value		Information on the issuer								
								Latest financial statements							Percentage of direct holding
					09.30.02	09.30.01	Principal activity	Date	Capital stock and capital adjustment	Legal reserve	Voluntary reserve for future dividends	Unappropriated retained earnings	Shareholders' equity		
					$				$						%
NON-CURRENT INVESTMENTS															
Investments in other companies															
Corporations Law No. 19550, section 33															
Comgas Andina S.A.	Ordinary	(1) US$ch 1 per share	490	247,952	1,858,796	611,481	Providing of gas pipeline operation and maintenance services.	09.30.02	1,541	-	-	3,791,920	3,793,461		49.0000
Companhia Operadora do Rio Grande do Sul	Ordinary	(2) R$ 1 per share	49	55	70,263	70,043	Providing of gas pipeline operation and maintenance services.	09.30.02	35	-	-	143,359	143,394		49.0000
Total				248,007	1,929,059	681,524									

(1) Chilean pesos
(2) Reales

Jorge Valdez Rojas
President

The independent auditors' report dated November 18, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001 (Note 2)
Stated in constant currency

OTHER INVESTMENTS

EXHIBIT D

Captions	2002								2001
	Balances at the beginning of the year	Movements of the period						Balances at the end of the period	Balances at the end of the period
		Increases	Decreases	Transfers	Accrued interests (1)	Effects of restatement	Net accrued exchange difference		
Current investments									
Mutual investments funds in $	-	8,000,000	(2,085,000)		23,777	-	-	5,938,777	-
Mutual investments funds in US$	-	549,083,069	(422,852,289)		43,819	(15,712,938)	(4,195,065)	106,366,596	31,012,461
Program of Medium-Term Foreign Bonds:									
Capital	-	-	-	3,123,812	-	(187,812)	(24,000)	2,912,000	-
Accrued interest	42,933	-	(433,478)	-	663,484	(34,717)	(19,167)	219,055	-
Total	42,933	557,083,069	(425,370,767)	3,123,812	731,080	(15,935,467)	(4,238,232)	115,436,428	31,012,461
Non current investments									
Program of Medium-Term Foreign Bonds Capital	4,419,576	-	-	(3,123,812)	-	(2,231,764)	5,304,000	4,368,000	4,461,761
Total	4,419,576	-	-	(3,123,812)	-	(2,231,764)	5,304,000	4,368,000	4,461,761
Total	4,462,509	557,083,069	(425,370,767)	-	731,080	(18,167,231)	1,065,768	119,804,428	35,474,222

(1) Charged to Financial and holding results - Generated by assets - Interest

Jorge Valdez Rojas
President

The independent auditors' report dated November 18, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANACIAL STATEMENTS for the nine-month periods ended September 30, 2002 and 2001
Stated in constant currency

SETTLEMENT RESERVES

EXHIBIT E

Caption	2002				2001
	Balances at the beginning of the year	Increases	Effects of restatements	Balances at the end of the period	Balances at the end of the period
Deducted from Assets					
Allowances for doubtful accounts					
Accounts receivable-trade	235,018	1,847,820 (1)	(849,800)	1,233,038	119,461
Allowance for doubtful accounts in foreign currencies	-	20,219,120 (2)	(4,491,213)	15,727,907	-
Other receivables	440,982	6,962 (1)	(242,160)	205,784	180,395
Subtotal	**676,000**	**22,073,902**	**(5,583,173)**	**17,166,729**	**299,856**
Included in Liabilities					
Reserves					
Lawsuits	6,195,544	29,[illegible]11,636 (3)	(3,878,482)	31,428,698	6,285,535
Subtotal	**6,195,544**	**29,111,636**	**(3,878,482)**	**31,428,698**	**6,285,535**
Total	**6,871,544**	**51,[illegible]85,538**	**(9,461,655)**	**48,595,427**	**6,585,391**

(1) Charged to Selling expenses-Doubtful accounts (Exhibit H) - $ 1,854,782.
(2) Charged to net revenues (Note 3.f) $ 17,417,561 and Taxes, VAT-net position $ 2,801,559
(3) Includes $ 4,000,000 of Other Liabilities.

Jorge Valdez Rojas
President

The independent auditors' report dated November 18, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS as of September 30, 2002 and 2001
Stated in constant currency

ASSETS AND LIABILITIES IN FOREIGN CURRENCY **EXHIBIT G**

	2002				2001		
	Foreign currency class and amounts		Exchange rate	Amount in $	Foreign currency class and amounts		Amount in $
ASSETS							
CURRENT ASSETS							
CASH AND BANKS							
Petty cash	US$	5,248	3.6400	19,102	US$	5,210	11,513
Banks	US$	4,017,663	3.6400	14,624,293	US$	25,823	57,063
				14,643,395			68,576
SHORT-TERM INVESTMENTS							
Deposits abroad	US$	29,221,592	3.6400	106,366,596	US$	14,034,134	31,012,461
Program of Medium-Term Foreign Bonds	US$	860,180	3.6400	3,131,055			-
				109,497,651			31,012,461
ACCOUNT RECEIVABLE-TRADE							
Regulated activity	US$	12,008,306	3.6400	43,710,234			-
Unregulated activities	US$	876,251	3.6400	3,189,554	US$	600,650	1,327,311
Allowance for doubtful accounts in foreign currencies		-	-	(15,727,907)			
				31,171,881			1,327,311
OTHER RECEIVABLES							
Prepaid expenses	US$	729,055	3.6400	2,653,760	US$	201,384	445,017
	R$	58,800	1.0648	62,610			-
Other receivables	US$	18,890	3.6400	68,760	US$	432,793	956,380
				-	LE	76,892	249,735
				2,785,130			1.651,132
Total current assets				**158,098,057**			**34,059,480**
NON-CURRENT ASSETS							
OTHER RECEIVABLES							
Prepaid expenses	US$	647,797	3.6400	2,357,981			-
				2,357,981			-
LONG-TERM INVESTMENTS							
Program of Medium-Term Foreign Bonds	US$	1,200,000	3.6400	4,368,000	US$	2,019,090	4,461,761
Comgas Andina S.A.	$ ch	389,684,642	0.00477	1,858,796	$ ch	193,583,926	611,481
COPERG	R$	65,987	1.0648	70,263	R$	89,703	70,043
				6,297,059			5,143,285
Total non-current assets				**8,655,040**			**5,143,285**
Total assets				**166,753,097**			**39,202,765**
LIABILITIES							
CURRENT LIABILITIES							
ACCOUNTS PAYABLE							
Suppliers for purchases and other services	US$	1,433,898	3.7400	5,362,779	US$	1,322,945	2,926,354
				-	Cad	139,454	195,572
				-	LE	1,212	3,946
				5,362,779			3,125,872
CARRIED FORWARD				5,362,779			3,125,872

US$: United States dollars
$ ch: Chilean pesos
Cad.: Canadian Dollars
R$: Reales
LE: Pouds sterling

Jorge Valdez Rojas
President

TRANSPORTADORA DE GAS DEL NORTE S. A.

FINANCIAL STATEMENTS as of September 30, 2002 and 2001
Stated in constant currency

ASSETS AND LIABILITIES IN FOREIGN CURRENCY (Contd.) EXHIBIT G

	2002				2001		
	Foreign currency class and amounts		Exchange rate	Amount in $	Foreign currency class and amounts		Amount in $
BROUGHT FORWARD				5,362,779			3,125,872
FINANCIAL DEBT							
Global Program of Negotiable Corporate Bonds – US$ 300 MM	US$	43,306,511	3.7400	161,966,351	US$	30,075,354	66,526,683
Global Program of Negotiable Corporate Bonds – US$ 320 MM	US$	45,657,665	1.0000	45,657,665	US$	21,778,848	48,174,812
Reference Stabilization Coefficient and accrued interest		-	-	4,009,138		-	-
Provision for changes in the rate of exchange		-	-	121,092,865		-	-
Convertibility Risk Insured Bonds - Interest -	US$	3,538,889	3.7400	13,235,445	US$	3,538,889	7,828,022
Loan agreements	US$	29,817,334	3.7400	111,516,829	US$	59,000,902	130,509,995
Import finance	US$	930,087	3.7400	3,478,525	US$	736,912	1,630,049
Current account advances				-	US$	3,791,190	8,386,113
				460,956,818			263,055,674
OTHER LIABILITIES							
Other	US$	340,142	3.7400	1,272,131			-
				1,272,131			-
CUSTOMERS' ADVANCES	US$	1,217,712	3.7400	4,554,243	US$	2,000,000	4,424,000
				4,554,243			4,424,000
Total current liabilities				**472,145,971**			**270,605,546**
NON-CURRENT LIABILITIES							
FINANCIAL DEBT							
Global Program of Negotiable Corporate Bonds - US$ 300 MM	US$	37,000,000	3.7400	138,380,000	US$	63,500,000	140,462,000
Global Program of Negotiable Corporate Bonds - US$ 320 MM	US$	157,583,184	1.0000	157,589,184	US$	181,119,805	400,637,009
Reference Stabilization Coefficient and accrued interest		-	-	58,400,827		-	-
Provision for changes in the rate of exchange		-	-	373,377,596		-	-
Convertibility Risk Insured Bonds	US$	175,000,000	3.7400	654,500,000	US$	175,000,000	387,100,000
Loan agreements	US$	70,000,000	3.7400	261,800,000	US$	70,000,000	154,840,000
Import finance				-	US$	336,822	745,050
				1,644,041,107			1,083,784,059
				-	US$	1,017,442	2,250,582
Total non-current liabilities				**1,644,041,107**			1,086,034,641
Total liabilities				**2,116,187,078**			**1,356,640,187**

US$ = United States dollars

Jorge Valdez Rojas
President

The independent auditors' report dated November 18, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

EXHIBIT H

INFORMATION REQUIRED BY SECT. 64. SUB SECT. I .b) OF LAW No. 19550 for the nine-month periods ended September 30, 2002 and 2001
Stated in constant currency

Captions	Total 09.30.02	Operating costs			Selling expenses	Administrative expenses	Financial and holding results	Investment in fixed assets	Total 09.30.01
		Regulated activity	Unregulated activity	Total					
Administrators, Board of Directors and Syndics' fee	161,285	-	-	-	-	161,285	-	-	258,804
Fees for professional services	2,810,793	479,169	10,437	489,606	36,646	2,175,111	-	109,430	5,409,384
Wages and other personnel benefits	22,701,561	13,346,225	835,376	14,181,601	514,531	7,256,696	-	748,733	37,011,089
Social security contributions	3,775,869	2,655,272	139,684	2,794,956	84,494	896,419	-	-	5,213,850
Fees for technical services	2,625,152	2,625,152	-	2,625,152	-	-	-	-	3,318,000
Foreign staff residence	2,658,416	2,598,671	-	2,598,671	-	-	-	59,745	2,070,930
Sundry materials	9,569,376	8,536,740	704,466	9,241,206	-	63,497	-	264,673	6,470,832
Excess gas use and basins exchange	281,908	281,908	-	281,908	-	-	-	-	349,558
Third party services and suppliers	4,014,366	3,022,592	394,816	3,417,408	12,430	465,089	-	119,439	6,394,819
Maintenance and repair of fixed assets	21,487,356	18,819,957	106,075	18,926,032	-	330,163	-	2,231,161	18,500,597
Travel and agency expenses	4,184,768	2,917,262	364,775	3,282,037	122,432	499,331	-	280,968	5,070,211
Freight and transportation of staff	393,467	314,504	16,939	331,443	-	26,232	-	35,792	846,510
Communications	1,056,752	554,660	165,105	719,765	20,097	246,599	-	70,291	1,718,936
Insurance	9,120,678	9,021,254	-	9,021,254	-	99,424	-	-	3,910,772
Office supplies	1,030,562	376,681	25,687	402,368	16,248	548,362	-	63,584	1,693,972
Rentals	1,320,891	772,870	159,676	932,546	10,936	255,835	-	121,574	2,048,962
Easements	1,861,975	1,861,975	-	1,861,975	-	-	-	-	3,403,432
Taxes, rates and contributions	2,513,019	286,953	10,726	297,679	2,193,277	22,063	-	-	5,761,599
Financial results generated by assets	81,560,701	-	-	-	-	-	81,560,701	-	(1,328,629)
Financial results generated by liabilities	911,526,575	-	-	-	-	-	232,265,408	(1) 679,261,167	110,028,490
Fixed assets depreciation	96,294,893	86,665,406	-	86,665,406	1,444,421	8,185,066	-	-	75,272,626
Intangible assets amortization	8,106,854	4,114,854	-	4,114,854	168,966	685,810	3,137,224	-	8,075,012
Fixed assets expenses	2,953,426	39,904	-	39,904	-	-	-	2,913,522	6,352,110
Doubtful accounts	1,854,782	-	-	-	1,854,782	-	-	-	299,857
Lawsuits	25,111,636	-	-	-	-	25,111,636	-	-	667,117
Others	640,737	222,551	3,990	226,541	26,325	387,234	-	637	2,032,828
Total at 09.30.02	**1,219,617,798**	**159,514,560**	**2,937,752**	**162,452,312**	**6,505,585**	**47,415,852**	**316,963,333**	**686,280,716**	**-**
Total at 09.30.01	**-**	**146,702,194**	**3,274,906**	**149,977,100**	**8,153,135**	**29,751,409**	**110,289,289**	**12,680,735**	**310,851,668**

(1) Includes $ 679,045,279 of exchange differences and $ 215,888 of interest capitalized in fixed assets (Exhibit A)

Jorge Valdez Rojas
President

The independent auditors' report dated November 18, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS as of September 30, 2002 and 2001
(Stated in constant currency)

TERMS AND GUIDELINES FOR THE RESTATEMENT OF INVESTMENTS, RECEIVABLES AND LIABILITIES

EXHIBIT I

	2002			
	Investments (1)	Accounts receivable - trade (2)	Financial debt	Other liabilities (3)
	$			
a) Past due				
09.30.2001	-	400,006	-	-
12.31.2001	-	771,803	-	-
03.31.2002	-	2,453,842	123,231,576	-
06.30.2002	-	12,584,217	70,981,467	-
09.30.2002	-	31,071,336	47,262,460	-
b) Without due date	-	9,067,180	-	4,088,291
c) Total due				
12.31.2002	112,524,428	37,864,894	162,359,319	34,519,124
03.31.2003	-	20,326	43,353,824	2,019,243
06.30.2003	1,456,000	18,618	67,351,431	347,133
09.30.2003	1,456,000	7,557	22,797,444	653,000
09.30.2004	4,368,000	13,250,821	319,337,153	407,580
09.30.2005	-	3,471	284,200,237	
09.30.2006	-	-	116,999,637	
09.30.2007	-	-	128,768,216	
09.30.2008	-	-	193,492,576	
09.30.2009	-	-	164,909,953	
09.30.2010	-	-	145,444,445	
09.30.2011	-	-	145,444,445	
09.30.2012	-	-	145,444,445	
Total 2002	**119,804,428**	**107,514,071**	**2,181,378,628**	**42,034,371**
a) Balances subject to adjustment	-	2,953,768	61,143,908	1,057,400
b) Balances not subject to adjustment	119,804,428	104,560,303	2,120,234,720	40,976,971
Total 2002	**119,804,428**	**107,514,071**	**2,181,378,628**	**42,034,371**
a) Interest bearing balances	119,585,373	105,363	2,121,883,662	3,740,000
b) Non-interest bearing balances	219,055	107,408,708	59,494,966	38,294,371
Total 2002	**119,804,428**	**107,514,071**	**2,181,378,628**	**42,034,371**

(1) Except Investments and participations in subsidiaries.
(2) Includes accounts receivable - trade and other receivables, except its allowances for doubtful accounts.
(3) Includes all non-financial debts, except Reserves.

Jorge Valdez Rojas
President

The independent auditors' report (limited review) dated November 18, 2002 is issued as a separate document.